SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


04034359

FORM 11-K

PROCESSED
JUL 02 2004
THOMSON FINANCIAL

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ______________ to _________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(K) Savings Plan

Date: June 28, 2004

BY: Roxanne V. Horning

Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35305, 333-61859) of Gannett Co., Inc. of our report dated June 28, 2004 relating to the financial statements of The Gannett Co., Inc. 401 (k) Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
June 28, 2004

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
REPORT, FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 2003

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
INDEX TO REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2003 AND 2002

All other schedules are not required or applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Registered Public Accounting Firm

To the Gannett Benefit Plans Committee and
Participants of The Gannett Co., Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
June 28, 2004

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003			December 31, 2002		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets						
Cash	$ 8,422,072	$ -	$ 8,422,072	$ -	$ -	$ -
Investments:						
At fair value:						
Gannett Co., Inc. common stock	332,265,706	-	332,265,706	263,708,540	11,248,196	274,956,736
Other investments	631,357,123	30	631,357,153	528,025,133	125,528	528,150,661
	963,622,829	30	963,622,859	791,733,673	11,373,724	803,107,397
At contract value:						
Insurance contracts	219,554,540	-	219,554,540	169,532,221	-	169,532,221
Total investments	1,183,177,369	30	1,183,177,399	961,265,894	11,373,724	972,639,618
Receivables:						
Employer contributions	397,734	-	397,734	-	-	-
Employee contributions	941,840	-	941,840	5,692	-	5,692
Interest and dividends	2,002,393	-	2,002,393	1,936,760	41,428	1,978,188
Due from broker	3,306,900	-	3,306,900	-	-	-
Other receivables	-	-	-	284,372	-	284,372
Total receivables	6,648,867	-	6,648,867	2,226,824	41,428	2,268,252
Accrued allocation of 579 shares of Gannett Co., Inc. common stock at December 31, 2002, at fair value	-	-	-	41,435	(41,435)	-
Total assets	1,198,248,308	30	1,198,248,338	963,534,153	11,373,717	974,907,870
Liabilities						
Other payables	301,655	-	301,655	529,302	-	529,302
Due to broker	-	-	-	941,075	-	941,075
Cash overdraft	2,224,870	-	2,224,870	-	-	-
ESOP loan payable	-	-	-	-	50,483	50,483
Total liabilities	2,526,525	-	2,526,525	1,470,377	50,483	1,520,860
Net assets available for benefits	$1,195,721,783	$ 30	$1,195,721,813	$ 962,063,776	$11,323,234	$ 973,387,010

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003		
	Allocated	Unallocated	Total
Contributions:			
Employer, net	$ 15,322,711	$ 160,888	$ 15,483,599
Employee	81,315,265	-	81,315,265
Allocation of 145,217 shares of Gannett Co., Inc. common stock, at fair value	11,421,484	-	11,421,484
Total contributions	108,059,460	160,888	108,220,348
Investment income:			
Interest and dividends	23,264,158	24,989	23,289,147
Net appreciation in investments	155,416,824	214,879	155,631,703
Total investment income	178,680,982	239,868	178,920,850
Total additions	286,740,442	400,756	287,141,198
Allocation of 145,217 shares of Gannett Co., Inc. common stock, at fair value	-	11,421,484	11,421,484
Interest expense	-	2,702	2,702
Benefits paid to participants	61,310,219	-	61,310,219
Administrative expenses	3,200,874	-	3,200,874
Total deductions	64,511,093	11,424,186	75,935,279
Net increase(decrease) prior to interfund transfers and transfers from other plans	222,229,349	(11,023,430)	211,205,919
Interfund transfers	299,774	(299,774)	-
Transfers from other plans	11,128,884	-	11,128,884
Net increase (decrease)	233,658,007	(11,323,204)	222,334,803
Net assets available for benefits:			
Beginning of year	962,063,776	11,323,234	973,387,010
End of year	$1,195,721,783	$ 30	$1,195,721,813

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The Gannett 401(k) Savings Plan (the Plan) was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan on their date of hire. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan purchased Company common stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing was repaid by fully deductible Company contributions to the trust fund. As the Plan made each payment of principal and interest, an appropriate percentage of stock became available for allocation to eligible employees' accounts in accordance with the Plan agreement (see Note 5).

The borrowing was collateralized by the unallocated shares of stock. The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock plus employee contributions (Allocated) and
(b) stock not yet allocated to employees (Unallocated).

In June of 2003, the debt was fully repaid and all the shares had been fully allocated to participants.

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Mellon Trust of New England N.A. (the Trustee), formerly Boston Safe Deposit and Trust Company, which is a subsidiary of Mellon Financial Corporation. Hewitt Associates LLC performs recordkeeping services for the Plan. Harrisdirect is the broker/dealer and holder of assets purchased through participant accounts in the brokerage window. The Gannett Benefit Plans Committee serves as the plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. The Plan was amended, effective March 1, 2002, to allow all Plan participants, regardless of age or years of participation, to transfer all or part of their employer match in Gannett stock to one or more of the other investment options. Prior to March 1, 2002, all investments of Employer contributions had to remain in Gannett stock until a participant reached age 55 and had at least 10 years of "active" participation in the Plan.

Upon termination of an employee with vested benefits, employer contributions are paid out in cash or in Gannett stock, at the participant's election. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten core investment funds which include one privately managed fund, eight registered investment company mutual funds and Gannett Co., Inc. common stock. The Plan also offers three premixed portfolios composed of four core investment funds. These premixed funds are tailored for the conservative, moderate and aggressive investor. In addition, the

Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after 3 years of service. Forfeitures are applied against future employer contributions. During 2003, the amount of forfeitures applied to employer contributions was $287,817. The remaining forfeiture balance was $2,267 and $4,739 at December 31, 2003 and 2002, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Upon retirement, participants may elect to receive either a lump sum payment or installment payments. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee will vote the unallocated shares, if any, in the same ratio as participants vote the allocated shares.

Contributions

Effective April 23, 2002, a participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 20 percent of compensation for a payroll period. Prior to April 23, 2002, such contributions were limited to 15 percent of compensation. Additionally an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. Allocations are determined based on participant earnings.

The Company, in conjunction with the leveraged ESOP, was obligated to make contributions in cash to the Plan, which when aggregated with the Plan's dividend earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on the Plan's term loan. In addition, participants in certain operating units receive a cash matching contribution as stipulated in the Plan Document.

Gannett funded the employer match in Gannett common stock through a leveraged ESOP for the past 13 years. The leveraged ESOP expired at the end of June 2003. Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. From July 1, 2003 through December 31, 2003 the employer match was funded through open market purchases.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Actual results may differ from these estimates.

Valuation of Investments

Common stocks are valued based on prices quoted by major exchanges. Investments in common collective trusts and mutual funds are valued according to the fair value of the assets held. Insurance contracts are carried at the contract value reported by the insurance company, which approximates fair market value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company. Synthetic investment contracts are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and US Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. At December 31, 2003 and 2002, the contract value of the synthetic contracts was approximately $68,173,323 and $62,479,299, respectively. The underlying assets' market value was $72,791,386 and $67,452,033, respectively, resulting in a wrapper value of ($4,618,063) and ($4,972,734), respectively, at December 31, 2003 and 2002. Participant loans are valued at cost, which approximates fair value.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has been determined by the Internal Revenue Service (IRS) to be qualified under Section 401(a) and 4975(e)(7) and exempt from federal income taxes under Section 501(a) of the Internal Revenue Code (IRC). A favorable determination letter was received on May 19, 2003. The Plan has since been amended however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administration believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Nonexempt Transactions

Between April 2002 and April 2003, Advantus Capital Management Inc., an investment manager for the Plan's Fixed Income Fund, made six trades involving Plan assets where the opposite party to the trades were accounts owned by Advantus or its affiliates. Although these trades were executed through an independent broker, they violated ERISA's prohibited transaction rules. Advantus promptly undertook remedial action when its internal audit department uncovered the trades and engaged an independent expert who confirmed that the trades were fair to the Plan. Additionally, Advantus refunded the Plan $1,047, which consisted of the trades' transaction costs plus the difference between the Plan's price for the security and the end-of-the-day price of the security as listed by an independent pricing service, if such difference was not in the Plan's favor. Accordingly, Plan participants were not adversely affected by the trades.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2003		December 31, 2002	
	Shares	Market Value	Shares	Market Value
Allocated:				
Gannett Co., Inc. common stock				
Participant directed	1,601,745	$142,811,584	1,563,107	$112,231,083
Company match	2,124,878	189,454,122	2,109,714	151,477,457 *
Fidelity Growth & Income Fund	3,456,066	123,139,637	3,404,721	103,197,093
American Century Ultra Fund	4,502,824	120,000,267	4,300,012	91,074,259
Brandywine Fund	3,809,749	91,548,264	3,343,658	61,122,063
Dodge & Cox Balanced Fund	923,636	67,462,382	**	**
Pimco Total Return Fund	**	**	5,268,436	53,579,990

*Non-participant directed up to March 1, 2002.
**Investments did not exceed 5% of the Plan's net assets available for benefits at December 31.

A summary of net appreciation during the year ended December 31, 2003 was:

	Year Ended December 31, 2003
Allocated:	
Gannett Co., Inc. common stock	$ 64,626,158
Mutual funds	90,964,543
	155,590,701
Less: Investment fees	(173,877)
Total Allocated	155,416,824
Unallocated:	
Gannett Co., Inc. common stock	214,879
Net depreciation in investments	$ 155,631,703

The following investments represent the Plan's holdings in the Fixed Income Fund, which consists of insurance contracts at contract value at December 31, 2003 and 2002:

Guaranteed Investment Contracts (GIC)	December 31, 2003	December 31, 2002	Stated Rate	Maturity Date
Hartford Life	$2,200,123	$3,103,043	6.30%	12/31/04
Protective Life	2,164,502	2,005,459	7.94%	12/29/06
New York Life	3,226,220	2,994,707	7.74%	3/30/07
Hartford Life	1,248,210	1,162,965	7.33%	9/30/07
Sun America Life	1,635,325	3,094,782	6.21%	3/31/05
Metropolitan Life	-	949,013	6.72%	6/30/03
Security Life Denver	-	1,254,671	6.52%	3/31/03
Hartford Life	2,643,365	2,489,982	6.16%	6/30/04
Canada Life Assurance	4,044,761	3,778,047	7.00%	9/30/05
Metropolitan Life	3,193,122	3,721,588	7.25%	9/30/06
Ohio National Life	-	1,962,478	6.27%	9/30/03
Allstate Life Insurance Co.	4,670,753	4,358,265	7.17%	6/30/06
Travelers	2,081,749	2,081,409	6.15%	3/31/04
Travelers	2,793,982	2,598,670	7.25%	3/31/06
Ohio National Life	2,173,413	3,394,897	6.70%	12/29/06
Metropolitan Life	3,602,969	3,380,530	6.58%	9/30/07
Security Life of Denver	3,059,867	4,350,109	5.51%	6/30/05
GE Life & Annuity	4,046,317	3,818,361	5.97%	6/30/06
John Hancock Life	5,161,516	4,876,716	5.84%	9/30/06
Mutual of America	5,499,868	5,254,484	4.67%	12/31/05
GE Life & Annuity	-	1,227,372	7.50%	3/03/03
John Hancock Life	-	1,761,661	7.21%	8/11/03
Metropolitan Life	-	2,304,473	7.12%	11/11/03
Monumental Life	-	2,348,755	7.27%	8/14/03
John Hancock Life	621,481	621,434	3.16%	3/1/05
Principal Life Insurance	6,709,890	6,336,063	5.90%	6/30/07
Canada Life Assurance	4,022,478	4,000,000	3.41%	9/30/06
Canada Life Assurance	4,027,081	4,040,914	4.12%	9/30/07
GE Capital	4,240,634	4,061,132	4.42%	12/31/07
Principal Life	4,231,143	4,058,813	4.25%	3/31/07
Protective Life	4,023,312	4,035,116	3.49%	9/30/06
Protective Life	4,086,561	4,000,000	3.25%	3/31/06
Prudential / Pace	2,737,738	2,601,176	5.25%	9/30/07
Travelers Life Insurance	5,188,675	5,025,837	3.24%	3/31/07
Ohio National Life	5,168,032	-	3.83%	12/31/07
GE Capital	5,171,491	-	3.86%	12/31/07
John Hancock	11,480	-	2.35%	6/30/05
GE Capital	5,155,596	-	3.58%	9/30/07
Monumental Life	5,160,800	-	3.70%	9/30/07
Principal Life	5,157,764	-	3.63%	9/30/07
Metropolitan Life	5,146,237	-	3.43%	12/31/07
Monumental Life	5,132,624	-	3.11%	3/31/07
Security Life Denver	5,131,251	-	3.16%	6/29/07
Security Life Denver	4,116,598	-	3.51%	12/31/07
Pacific Life	5,097,155	-	2.77%	9/30/06
Metropolitan Life	5,097,134	-	2.92%	3/31/07
Principal Life	2,500,000	-	3.23%	3/31/08
Total insurance contracts	$151,381,217	$107,052,922		

	December 31, 2003	December 31, 2002	Stated Rate	Maturity Date
Guaranteed Investment Contracts – Synthetic				
Bank of America				
Wrapper Contract	$ (1,908,173)	$ (1,827,767)	6.36%	3/31/10
Underlying Assets				
Cash & pending transactions	(149,262)	186,890		
Government Bonds	5,150,931	1,163,534		
Agency Bonds	1,467,313	858,319		
Asset Backed Securities	1,894,439	1,051,894		
Collaterized Mortgage Obligation	282,116	888,316		
Commercial Mortgage Backed Securities	1,627,414	416,238		
Mortgage Pass through	7,826,432	8,871,026		
Corporate Bonds	7,124,121	7,522,512		
Total	25,223,504	20,958,729		
Total Contract Value	$ 23,315,331	$19,130,962		
JP Morgan Chase				
Wrapper Contract	$ (1,324,869)	$ (1,525,091)	4.67%	10/14/12
Underlying Assets				
Cash & cash equivalents	781,896	1,018,486		
Government Bonds	4,322,926	2,656,308		
Agency Bonds	8,744,222	6,086,041		
Asset Backed Securities	583,174	862,208		
Corporate Bond Funds	296,460	419,425		
Mortgage Backed Securities	2,627,606	4,394,898		
Corporate Bonds	6,403,878	6,747,520		
Floating Rate Notes	117,931	755,982		
Total	23,878,093	22,940,868		
Total Contract Value	$ 22,553,224	$ 21,415,777		
UBS				
Wrapper Contract	$ (1,385,021)	$ (1,619,876)	6.96%	11/30/20
Underlying Assets				
Cash & cash equivalents	423,270	1,203,492		
Government Bonds	5,713,183	4,721,203		
Agency Bonds	10,986,357	11,032,308		
Corporate/Foreign Obligations	6,566,979	6,595,433		
Total	23,689,789	23,552,436		
Total Contract Value	$ 22,304,768	$ 21,932,560		
Total Guaranteed Investment Contracts – Synthetic	$68,173,323	$62,479,299		
Total Investment Contracts	$219,554,540	$169,532,221		

NOTE 5 - LOAN PAYABLE

In 1990, the Plan entered into a $50,000,000 term loan agreement with the Company. The proceeds of the loan were used to purchase 2,500,000 shares of the Company's common stock. Unallocated shares are collateral for the loan. The agreement provided for the loan to be repaid over a period of up to thirty years. The loan bore interest at nine percent, payable monthly. In June of 2003, the debt was fully repaid.

NOTE 6 – NON-PARTICIPANT DIRECTED INVESTMENTS

The information about the net assets and the significant components of the changes in net assets, relating to non-participant directed investments, see "Plan Benefits" discussion in Note 1, is as follows:

	December 31, 2003	December 31, 2002
Net Assets:		
Gannett Co., Inc. common stock		
Allocated	$ 0	$ 0
Unallocated	0	11,206,761
	0	11,206,761
Liquidity Fund	30	125,528
Net Payable	0	(9,055)
Net Assets	$ 30	$ 11,323,234

	Year Ended December 31, 2003
Changes in Net Assets:	
Contributions	$160,888
Interest and dividends	24,989
Net appreciation	214,879
Interest expense	(2,702)
Net transfers to participant directed investments	(11,721,258)
	$(11,323,204)

NOTE 7 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2003 and 2002, the Plan held an investment of 3,726,623 and 3,829,481 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2003 and 2002 was $332,265,706 and $274,956,736, respectively.

During 2002, the Plan's synthetic GIC investment with Bank of America had underlying investments that included Gannett Co., Inc. notes with a coupon rate of 5.5%, a yield of 5.42%, and maturity date of April 1, 2007. A third party investment manager is responsible for directing the investment of the synthetic GIC's underlying assets. The total amount of Gannett Co., Inc. notes were $220,249 at December 31, 2002. No such investments were held at December 31, 2003.

In addition, $5,420 of Gannett Co., Inc. notes with a coupon rate of 5.5%, a yield of 5.1%, and maturity date of April 1, 2007 were held under the Harrisdirect brokerage account at December 31, 2003.

The Plan's self-directed brokerage window account held investments in a money market fund managed by Hewitt Associates. Hewitt Associates is the Plan's record keeper and therefore is a related party.

The Plan's Dreyfus Cash Management Fund is managed by the Dreyfus Corporation, which is a wholly owned subsidiary of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Trust of New England, N.A. (the Trustee).

Certain Plan investments are shares of a mutual fund managed by Mellon Trust of New England N.A. , formerly Boston Safe Deposit and Trust Company. Mellon Trust of New England N.A. is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Mellon Trust of New England N.A. for investment management services for the year ended December 31, 2003.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

Net assets available for benefits per the financial statements	$1,195,721,813
Less: Amounts allocated to particiapnt withdraws	(866,757)
Net assets available for benefits per the Form 5500	$1,194,855,056

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003 to Form 5500:

Benefits paid to participants per the financial statements	$61,310,219
Add: Benefits payable to participants at December 31, 2003	866,757
Benefits paid to participants per Form 5500	$62,176,976

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Shares/Par Value	Description	Cost	Current Value
	ALLOCATED		
	Common Stock		
3,726,623	Gannett Co., Inc. Common Stock *	$166,232,846	$332,265,706
	Liquidity Fund		
9,799,894	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	$9,799,894	$9,799,894
	Insurance Contracts		
2,200,123	Hartford Life 6.30%, due 12/31/04	$2,200,123	$2,200,123
2,164,502	Protective Life 7.94%, due 12/29/06	2,164,502	2,164,502
3,226,220	New York Life 7.74%, due 3/30/07	3,226,220	3,226,220
1,248,210	Hartford Life 7.33%, due 9/30/07	1,248,210	1,248,210
1,635,325	Sun America Life 6.21%, due 3/31/05	1,635,325	1,635,325
2,643,365	Hartford Life 6.16%, due 6/30/04	2,643,365	2,643,365
4,044,761	Canada Life Assurance 7%, due 9/30/05	4,044,761	4,044,761
3,193,122	Metropolitan Life 7.25%, due 9/30/06	3,193,122	3,193,122
4,022,478	Canada Life Assurance 3.41%, due 9/30/06	4,022,478	4,022,478
4,027,081	Canada Life Assurance 4.12%, due 9/30/07	4,027,081	4,027,081
4,240,634	GE Capital 4.42%, due 12/31/07	4,240,634	4,240,634
4,231,143	Principal Life 4.25%, due 3/31/07	4,231,143	4,231,143
4,023,312	Protective Life 3.49%, due 9/30/06	4,023,312	4,023,312
4,086,561	Protective Life 3.25%, due 3/31/06	4,086,561	4,086,561
2,737,738	Prudential / Pace 5.25%, due 9/30/07	2,737,738	2,737,738
5,188,675	Travelers Life Insurance 3.24%, due 3/31/07	5,188,675	5,188,675
4,670,753	Allstate Life Insurance Co. 7.17%, due 6/30/06	4,670,753	4,670,753

* Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Shares/Par Value	Description	Cost	Current Value
2,081,749	Travelers 6.15%, due 3/31/04	2,081,749	2,081,749
2,793,982	Travelers 7.25%, due 3/31/06	2,793,982	2,793,982
2,173,413	Ohio National Life 6.70%, due 12/29/06	2,173,413	2,173,413
3,602,969	Metropolitan Life 6.58%, due 9/30/07	3,602,969	3,602,969
3,059,867	Security Life of Denver 5.51%, due 6/30/05	3,059,867	3,059,867
4,046,317	GE Life & Annuity 5.97%, due 6/30/06	4,046,317	4,046,317
5,161,516	John Hancock Life 5.84%, due 9/30/06	5,161,516	5,161,516
5,499,868	Mutual of America 4.67%, due 12/31/05	5,499,868	5,499,868
23,315,331	Bank of America 5.79%, due 3/31/10 **	23,315,331	23,315,331
22,553,224	JP Morgan Chase 5.67%, due 10/14/12 **	22,553,224	22,553,224
22,304,768	UBS 7.07%, due 11/30/20 **	22,304,768	22,304,768
621,481	John Hancock Life 3.16%, due 3/01/05	621,481	621,481
6,709,890	Principal Life Insurance 5.90%, due 6/30/07	6,709,890	6,709,890
5,168,032	Ohio National Life 3.83%, due 12/31/07	5,168,032	5,168,032
5,171,491	GE Capital 3.86%, due 12/31/07	5,171,491	5,171,491
11,480	John Hancock 2.35%, due 6/30/05	11,480	11,480
5,155,596	GE Capital 3.58%, due 9/30/07	5,155,596	5,155,596
5,160,800	Monumental Life 3.70%, due 9/30/07	5,160,800	5,160,800
5,157,764	Principal Life 3.63%, due 9/30/07	5,157,764	5,157,764
5,146,237	Metropolitan Life 3.43%, due 12/31/07	5,146,237	5,146,237
5,132,624	Monumental Life 3.11%, due 3/31/07	5,132,624	5,132,624
5,131,251	Security Life Denver 3.16%, due 6/29/07	5,131,251	5,131,251
4,116,598	Security Life Denver 3.51%, due 12/31/07	4,116,598	4,116,598
5,097,155	Pacific Life 2.77%, due 9/30/06	5,097,155	5,097,155

** Detail attached

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Shares/Par Value	Description	Cost	Current Value
5,097,134	Metropolitan Life 2.92%, due 3/31/07	5,097,134	5,097,134
2,500,000	Principal Life 3.23%, due 3/31/08	2,500,000	2,500,000
	Total Insurance Contracts	$219,554,540	$219,554,540
	Participant Loans		
30,010,449	Participant Loans * Interest rates ranging from 5% to 11.5% with maturities ranging from 1 month to 5 years	$30,010,449	$30,010,449
	Mutual Funds		
4,502,824	American Century Ultra Fund	$132,437,557	$120,000,267
3,809,749	Brandywine Fund	103,618,977	91,548,264
923,636	Dodge & Cox Balanced Fund	60,752,093	67,462,382
40,147,406	Dreyfus Cash Management Fund *	40,147,406	40,147,406
3,456,066	Fidelity Growth & Income Fund	129,602,575	123,139,637
4,845,124	Pimco Total Return Fund	51,833,343	51,891,275
1,297,306	American Europacific	31,834,926	38,828,369
547,252	Vanguard S&P 500 Fund	54,513,970	55,699,369
	Total Mutual Funds	$604,740,847	$588,716,969
	Self-Directed Brokerage Account	$2,550,331	$2,829,811
	Total Allocated Investments	$1,032,888,907	$1,183,177,369
	UNALLOCATED		
30	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund *	$30	$30
	Total Unallocated Investments	$30	$30
	Total Investments	$1,032,888,937	$1,183,177,399

* Represents a party-in-interest.

Schedule I

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2003

Synthetic GIC Details

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2003

Contract: Bank of America

Security Description	Maturity Date	Coupon	Acq. Yield	Par Shares	Accrued Income	Book Value	Market Value	% of Assets	Market Value+AI	Unrealized Gain/Loss	Moody Rating	S & P Rating
US Treasuries												
US Treasury Note	10/15/08	3.125	3.30	1,075,000	7,159	1,069,136	1,072,942	4.29 %	1,080,102	3,806	Aaa	AAA
US Treasury Bond	02/15/31	5.375	5.18	100,000	2,030	102,875	104,285	0.42 %	106,315	1,410	Aaa	AAA
US Treasury Bond	11/15/27	6.125	5.33	925,000	7,316	1,030,341	1,042,865	4.17 %	1,050,181	12,524	Aaa	AAA
US Treasury Bond	11/15/16	7.500	4.49	1,800,000	17,431	2,329,908	2,291,625	9.16 %	2,309,056	(38,283)	Aaa	AAA
US Treasury Inflation Indexed Notes	07/15/13	1.875	2.00	604,386	5,235	597,569	600,042	2.40 %	605,276	2,473	Aaa	AAA
US Treasuries			*4.14*	*4,504,386*	*39,171*	*5,129,829*	*5,111,760*	*20.43 %*	*5,150,931*	*(18,069)*		
Pass Through												
FGLMC #C70616 FHLMC 30 Yr Fixed LLB	09/01/32	6.500	4.89	777,316	4,210	809,502	819,664	3.28 %	823,875	10,162	Aaa	AAA
FGLMC #C71589 FHLM 30 Yr Fixed LLB	09/01/32	6.000	5.05	208,089	1,040	214,543	216,228	0.86 %	217,268	1,685	Aaa	AAA
FNCI #652591 FNMA LLB 15 Yr Fixed	02/01/18	5.500	3.80	430,578	1,973	446,186	448,275	1.79 %	450,248	2,088	Aaa	AAA
FNCI #653205 FNMA 15 Yr Fixed	09/01/17	6.000	4.42	334,366	1,672	348,837	353,285	1.41 %	354,956	4,447	Aaa	AAA
FNCI #720416 FNMA 15 Yr Fixed	07/01/18	5.000	3.26	155,131	646	160,512	158,835	0.63 %	159,481	(1,677)	Aaa	AAA
FNCL #545639 LLB FNMA 30 Yr Fixed	04/01/32	6.500	5.87	358,807	1,944	366,992	377,797	1.51 %	379,741	10,806	Aaa	AAA
FNCL #636908 LLB FNMA 30 Yr Fixed	05/01/32	6.500	5.34	61,924	335	63,927	65,201	0.26 %	65,536	1,274	Aaa	AAA
FNCL #645444 LLB FNMA 30 Yr Fixed	05/01/32	7.000	6.06	1,006,257	5,870	1,036,619	1,073,028	4.29 %	1,078,898	36,409	Aaa	AAA
FNCL #646147 LLB FNMA 30 Yr Fixed	06/01/32	7.000	5.73	358,336	2,090	372,669	382,115	1.53 %	384,205	9,446	Aaa	AAA
FNCL #646186 LLB FNMA 30 Yr Fixed	07/01/32	6.500	6.31	447,862	2,426	451,711	471,576	1.88 %	474,002	19,865	Aaa	AAA
FNCL #652823 LLB FNMA 30 Yr Fixed	09/01/32	6.500	4.43	104,492	566	108,737	110,028	0.44 %	110,594	1,291	Aaa	AAA
FNCL #659994 FNMA 30 Yr Fixed LLB	09/01/32	6.500	6.00	507,675	2,750	517,002	534,561	2.14 %	537,311	17,560	Aaa	AAA
FNCL #666099 LLB FNMA 30 Yr Fixed	10/01/32	6.000	4.83	161,266	806	166,255	167,575	0.67 %	168,381	1,320	Aaa	AAA
FNCL #666360 FNMA 30 Yr Fixed	10/01/32	6.500	4.87	158,224	857	163,638	166,607	0.67 %	167,464	2,969	Aaa	AAA
FNCL #666904 FNMA 30 Yr Fixed	11/01/32	6.000	5.03	366,757	1,834	376,556	381,101	1.52 %	382,935	4,545	Aaa	AAA
FNCL #685431 FNMA 30 Yr Fixed	03/01/33	6.000	4.16	204,013	1,020	213,130	211,994	0.85 %	213,014	(1,137)	Aaa	AAA
FNCL #694533 FNMA 30 Yr Fixed	03/01/33	6.000	4.73	646,362	3,232	667,188	670,808	2.68 %	674,040	3,620	Aaa	AAA
FNCL #741908 FNMA 30 Yr Fixed	11/01/33	5.000	5.36	249,344	1,039	244,279	246,874	0.99 %	247,912	2,594	Aaa	AAA
FNCL #TBA FNMA 30 Yr Fixed	02/01/34	5.500	5.22	300,000		302,930	302,813	1.21 %	302,813	(117)	Aaa	AAA
FNGT 2001-T4 A1	07/25/41	7.500	6.51	575,032	3,594	595,158	630,163	2.52 %	633,757	35,005	Aaa	AAA
Pass Through			*5.30*	*7,411,831*	*37,905*	*7,626,372*	*7,788,526*	*31.13 %*	*7,826,432*	*162,154*		
Financial												
International Lease Finance Corp	09/15/08	4.350	4.39	250,000	3,383	249,598	255,131	1.02 %	258,514	5,534	A1	AA-
Countrywide Home Loan Company Guar	05/10/04	7.260	4.22	250,000	2,319	264,520	255,087	1.02 %	257,406	(9,433)	A3	A
Duke Realty Notes	11/01/07	3.500	3.61	50,000	326	49,787	50,198	0.20 %	50,523	411	Baa1	BBB+
Ford Motor Credit Co Global Notes	10/28/09	7.375	5.97	150,000	1,936	160,292	164,724	0.66 %	166,660	4,433	A3	BBB-

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2003

Contract: Bank of America

Security Description	Maturity Date	Coupon	Acq. Yield	Par Shares	Accrued Income	Book Value	Market Value	% of Assets	Market Value+AI	Unrealized Gain/Loss	Moody Rating	S & P Rating
Financial			*- cont.*									
Goldman Sachs Group Incorporated Bonds	02/15/33	6.125	6.13	200,000	4,628	200,000	201,409	0.81 %	206,037	1,409	Aa3	A+
Household Finance Corp	12/16/04	2.668	2.90	150,000	178	150,000	152,168	0.61 %	152,346	2,168	A1	A
Morgan Stanley Dean Witter Unsub Notes	04/15/11	6.750	6.52	250,000	3,563	253,835	282,855	1.13 %	286,418	29,020	Aa3	A+
New York Life Notes 144A	09/15/13	5.375	5.42	250,000	4,143	249,155	257,918	1.03 %	262,061	8,763	Aa1	AA+
Realty Income Corp	11/15/15	5.500	5.56	100,000	565	99,508	100,254	0.40 %	100,820	746	Baa2	BBB
Bank One NA Notes	03/26/07	5.500	5.44	250,000	3,438	250,690	270,200	1.08 %	273,637	19,510	Aa2	A+
Principal Life Global Notes 144A	02/15/12	6.250	6.42	250,000	5,903	246,858	272,300	1.09 %	278,202	25,442	Aa3	AA
Prudential Funding Sr N 144A	05/15/08	6.600	4.95	250,000	2,108	274,270	278,297	1.11 %	280,405	4,027	A2	A+
Rouse Company Notes	11/26/13	5.375	5.38	100,000	523	100,000	99,476	0.40 %	99,999	(524)	Baa3	BBB-
Stancorp Financial Group Bonds	10/01/12	6.875	6.95	200,000	3,438	198,898	217,906	0.87 %	221,344	19,008	Baa1	BBB+
Travelers Property Casualty Notes	03/15/33	6.375	6.43	200,000	3,754	198,596	208,554	0.83 %	212,308	9,958	A2	A-
Vornado Realty Bonds	06/15/07	5.625	5.66	250,000	625	249,640	266,911	1.07 %	267,536	17,271	Baa2	BBB
Wells Fargo Bank NA Subordinated	06/21/10	7.550	6.12	250,000	524	272,743	296,313	1.18 %	296,837	23,570	Aa1	AA-
Weingarten Realty Investment MTN	06/01/05	7.220	2.07	200,000	4,252	220,104	214,353	0.86 %	218,605	(5,751)	A3	A
Western & Southern Finance Bonds	07/15/33	5.750	5.79	250,000	6,948	248,720	235,607	0.94 %	242,555	(13,113)	A2	AA
Financial			*5.35*	*3,850,000*	*52,553*	*3,937,211*	*4,079,660*	*16.31 %*	*4,132,212*	*142,449*		
Industrial												
Cargill Inc. 144A Notes	06/01/12	6.375	6.41	250,000	1,328	249,340	271,371	1.08 %	272,699	22,031	A1	A+
Cox Communications Inc	10/01/15	5.500	5.58	100,000	1,513	99,295	100,591	0.40 %	102,103	1,296	Baa2	BBB
CRH America Inc	10/15/13	5.300	5.33	75,000	1,016	74,813	75,675	0.30 %	76,691	862	Baa1	BBB+
CRH America Inc	10/15/33	6.400	6.44	75,000	1,227	74,649	76,705	0.31 %	77,931	2,056	Baa1	BBB+
General Motors Acceptance Corp Notes	08/28/07	6.125	6.03	75,000	1,570	75,297	80,558	0.32 %	82,128	5,261	A3	BBB
Miller Brewing Co Notes	08/15/13	5.500	5.60	250,000	5,271	248,065	255,411	1.02 %	260,682	7,346	Baa1	BBB+
Bottling Group LLC Notes	10/16/06	2.450	3.60	250,000	1,429	241,870	248,892	0.99 %	250,321	7,022	A3	A
PHH Corporation Notes	03/01/13	7.125	7.22	200,000	4,750	198,666	223,979	0.90 %	228,729	25,313	Baa1	BBB+
Schering-Plough Corporation Bonds	12/01/33	6.500	6.56	125,000	790	124,101	130,030	0.52 %	130,819	5,928	A3	A
Vulcan Materials Notes	02/01/06	6.400	5.51	250,000	6,667	257,468	271,009	1.08 %	277,675	13,541	A1	A+
Wyeth Note	02/01/34	6.500	6.58	250,000	677	254,512	255,632	1.02 %	256,309	1,121	Baa1	A
Industrial			*5.84*	*1,900,000*	*26,236*	*1,898,075*	*1,989,851*	*7.95 %*	*2,016,088*	*91,777*		
Telephone Companies												
Intl Telecom Satellite	11/01/08	5.250	5.26	100,000	788	99,975	102,906	0.41 %	103,694	2,931	Baa3	BBB+

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2003

Contract: Bank of America

Security Description	Maturity Date	Coupon	Acq. Yield	Par Shares	Accrued Income	Book Value	Market Value	% of Assets	Market Value+AI	Unrealized Gain/Loss	Moody Rating	S & P Rating
Utility												
Ohio Power Company Bonds	07/15/33	6.375	6.44	200,000	6,021	198,360	199,985	0.80 %	206,006	1,625	A3	BBB
Wisconsin Power & Light Co Note	06/15/07	7.000	4.62	250,000	778	273,548	279,529	1.12 %	280,307	5,982	A2	BBB+
Transalta Corporation Notes	12/15/13	5.750	5.77	150,000	863	149,823	150,749	0.60 %	151,612	926	Baa2	BBB-
Oncor Electric Delivery	01/15/33	7.250	7.37	200,000	6,686	197,140	227,517	0.91 %	234,203	30,377	Baa1	BBB
Utility			*5.93*	*800,000*	*14,347*	*818,871*	*857,780*	*3.43 %*	*872,127*	*38,909*		
Agencies												
FHLB Bonds	09/11/06	1.750	1.89	250,000	243	250,000	249,998	1.00 %	250,241	(2)	Aaa	AAA
FHLMC Notes	12/04/06	2.500	2.50	150,000	281	150,000	149,531	0.60 %	149,812	(469)	Aaa	AAA
FHLMC Notes	07/28/05	2.500	2.36	100,000	1,063	100,141	100,095	0.40 %	101,157	(46)	Aaa	AAA
FHLMC Notes	02/04/10	4.375	4.38	250,000	4,466	250,000	249,846	1.00 %	254,312	(155)	Aaa	AAA
FNMA Global Bonds	02/13/06	2.650	2.66	250,000	2,540	249,913	250,310	1.00 %	252,849	397	Aaa	AAA
Fannie Mae Bonds	01/28/08	3.500	3.52	200,000	2,975	199,820	199,994	0.80 %	202,969	174	Aaa	AAA
New Brunswick (Province of)	10/23/07	3.500	3.63	250,000	1,653	248,573	254,321	1.02 %	255,974	5,748	A1	NR
Agencies			*3.07*	*1,450,000*	*13,220*	*1,448,446*	*1,454,093*	*5.81 %*	*1,467,313*	*5,647*		
Collaterized Mortgage Obligation												
BCF 1996-R1 B1	09/25/26	7.750	7.00	171,494	1,108	176,484	181,236	0.72 %	182,343	4,752	A2	A
BSMSI Series 1998-2; Tranche B	04/30/30	6.750	7.35	51,588	290	50,298	50,457	0.20 %	50,747	159	Aa2	NR
SMF 2002-B 1-A3	08/28/31	6.380	6.32	48,896	260	48,896	48,765	0.19 %	49,025	(131)	NR	NR
Collaterized Mortgage Obligation			*6.94*	*271,978*	*1,658*	*275,678*	*280,458*	*1.12 %*	*282,116*	*4,780*		
Commercial Mortgage Backed Securities												
ASC 1996-MD6 A2	10/13/07	7.082	3.89	200,000	787	225,313	225,001	0.90 %	225,788	(311)	Aaa	AA
CSFB 2003-C5 A4	11/15/13	4.900	4.86	250,000	1,021	251,250	250,468	1.00 %	251,488	(783)	NR	AAA
GCCFC 2003-C2 A4	11/05/13	4.915	4.89	300,000	1,229	301,480	300,995	1.20 %	302,224	(485)	Aaa	AAA
GS Mtg Securities Corp 1997-GL Cl F	07/13/07	7.099	4.32	500,000	2,958	559,406	559,344	2.24 %	562,302	(62)	A2	NR

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2003

Contract: Bank of America

Security Description	Maturity Date	Coupon	Acq. Yield	Par Shares	Accrued Income	Book Value	Market Value	% of Assets	Market Value+AI	Unrealized Gain/Loss	Moody Rating	S & P Rating
Commercial Mortgage Backed Securities			*- cont.*									
Park Avenue Finance Corp 1997-C1 Cl A2	05/12/07	7.680	3.71	250,000	1,600	286,875	284,012	1.14 %	285,612	(2,863)	NR	NR
Commercial Mortgage Backed Securities			*4.34*	*1,500,000*	*7,594*	*1,624,324*	*1,619,820*	*6.47 %*	*1,627,414*	*(4,504)*		
Asset Backed Security												
AMHPT 1997-1 M	06/15/28	7.725	5.35	200,000	687	221,000	206,378	0.82 %	207,064	(14,622)	Aa3	AA
COMET 2003-C4 C4	08/15/13	6.000	5.35	150,000	400	156,064	155,508	0.62 %	155,908	(556)	Baa2	BBB
GT 1994-8 A6	04/15/25	8.900	5.10	64,125	254	67,412	67,799	0.27 %	68,053	388	Aaa	NR
GT 1997-4 A5	02/15/29	6.880	5.38	345,294	1,056	359,969	356,087	1.42 %	357,143	(3,882)	A2	AAA
GT 93-3 A7	10/15/18	6.400	5.21	149,013	424	153,298	155,083	0.62 %	155,507	1,785	Aaa	NR
GT 94-2 A5	05/15/19	8.300	5.29	157,220	580	169,006	168,184	0.67 %	168,764	(822)	Aa2	NR
MDST Series 6; Tranche A2	07/01/35	7.400	6.10	273,313	5,056	290,779	288,408	1.15 %	293,464	(2,371)	Aa2	AA+
OAK 1996-1 A2	08/15/26	8.100	6.00	235,302	1,588	246,620	245,058	0.98 %	246,646	(1,562)	NR	AAA
SIGMH 1997-3 A	08/15/24	6.990	5.00	232,835	1,356	244,477	240,533	0.96 %	241,890	(3,944)	Aa2	NR
Asset Backed Security			*5.48*	*1,807,103*	*11,401*	*1,908,625*	*1,883,038*	*7.53 %*	*1,894,439*	*(25,586)*		
Cash & Equiv.												
-Cash Balance-				(249,681)		(249,681)	(249,681)	(1.00)%	(249,681)			
Federated Prime Obligations				0		0		0.00 %				
One Group Institutional Prime Money Mar				100,419		100,419	100,419	0.40 %	100,419			
Cash & Equiv.				*(149,262)*		*(149,262)*	*(149,262)*	*(0.60)%*	*(149,262)*			
			5.00	*23,446,036*	*204,873*	*24,618,143*	*25,018,630*	*100.00 %*	*25,223,504*	*400,487*		

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
DECEMBER 31, 2003

Contract: J.P. Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
		STIF FUNDS									
	781,895.89	CASH					781,895.89		781,895.89	7,741	
	781,895.89						781,895.89		781,895.89	7,741	0
		FLOATERS									
31392RS93	117,930.59	FSPC T-44 A1	1.219	10/25/2032	Aaa/AAA	100.00	117,930.59	99.98	117,907.00	1,437	24
	117,930.59						117,930.59		117,907.00	1,437	24
		US TSY & AGCY									
912810EW4	1,890,000.00	US TREASURY BONDS	6.000	02/15/2026	Aaa/AAA	114.12	2,156,832.24	110.88	2,095,537.50	113,400	42,833
9128277B2	605,000.00	US TREASURY	5.000	08/15/2011	Aaa/AAA	107.68	651,476.95	107.03	647,539.06	30,250	11,426
912828AZ3	35,000.00	US TREASURY	2.625	05/15/2008	Aaa/AAA	98.20	34,368.36	98.50	34,475.00	919	119
912828BF6	1,470,000.00	US TREASURY	2.375	08/15/2006	Aaa/AAA	100.40	1,475,885.34	100.53	1,477,809.38	34,913	13,187
	4,000,000.00						4,318,562.89		4,255,360.94	179,481	67,565
		MTG PASS THRUS									
31283KPD4	142,545.17	FHLMC GOLD G11320 NUGGET	6.000	04/01/2014	Aaa/AAA	104.83	149,427.44	105.03	149,716.97	8,553	713
31287UAV4	71,963.18	FHLMC GOLD C68120	7.500	06/01/2032	Aaa/AAA	104.75	75,381.44	107.13	77,090.56	5,397	450
31296MLK3	214,156.92	FHLMC GOLD A13030	5.000	09/01/2033	Aaa/AAA	97.85	209,555.89	98.81	211,613.81	10,708	892
31296QCM0	214,978.56	FHLMC GOLD A15476	5.500	11/01/2033	Aaa/AAA	100.09	215,181.00	101.31	217,800.15	11,824	985
31362W2W5	315,250.88	FNMA DUS 73689	7.430	10/01/2006	Aaa/AAA	110.02	346,825.23	110.06	346,959.16	23,423	1,952
31362W3D6	37,167.40	FNMA DUS 73696	7.475	10/01/2006	Aaa/AAA	102.33	38,032.70	110.14	40,937.67	2,778	232
31362WS72	119,518.95	FNMA DUS 73442	7.075	05/01/2006	Aaa/AAA	107.63	128,633.93	107.76	128,799.35	8,456	705
31371KMJ7	284,082.30	FNMA DWARF 254261	6.500	04/01/2017	Aaa/AAA	105.27	299,041.01	105.91	300,860.91	18,465	1,539
31371KP88	89,266.98	FNMA 254347	7.000	06/01/2032	Aaa/AAA	104.00	92,837.66	105.88	94,511.42	6,249	521
31371KRY9	204,714.10	FNMA DWARF 254403	6.000	08/01/2017	Aaa/AAA	104.34	213,606.37	104.88	214,693.91	12,283	1,024
31374THY8	137,311.95	FNMA DWARF 323447	6.000	12/01/2013	Aaa/AAA	104.23	143,126.25	105.13	144,349.19	8,239	687
31377E3D9	251,904.15	FNMA DUS 375296	6.920	08/01/2007	Aaa/AAA	107.16	269,931.07	110.75	278,988.19	17,432	1,453
31377LGQ0	159,244.65	FNMA DUS 380107	6.350	02/01/2008	Aaa/AAA	108.72	173,131.05	109.24	173,965.03	10,112	843
31377MRZ6	126,918.23	FNMA DUS 381304	5.850	02/01/2009	Aaa/AAA	100.33	127,334.69	108.30	137,452.73	7,425	619
31377MSN2	94,104.71	FNMA DUS 381325	5.990	02/01/2009	Aaa/AAA	100.48	94,560.54	108.92	102,495.96	5,637	470
31377NTK5	336,993.84	FNMA DUS 382254	7.560	01/01/2013	Aaa/AAA	118.88	400,601.43	117.71	396,659.06	25,477	2,123
31377NZJ1	121,994.94	FNMA DUS 382445	7.880	06/01/2010	Aaa/AAA	114.03	139,107.79	118.97	145,140.09	9,613	801
31377PTQ7	315,000.00	FNMA DUS 383159	6.250	02/01/2011	Aaa/AAA	116.69	367,565.62	110.47	347,965.41	19,688	1,641
31385JJC3	609,136.04	FNMA 545759	6.500	07/01/2032	Aaa/AAA	104.00	633,507.51	104.63	637,308.58	39,594	3,299
31385W3H0	134,550.57	FNMA DWARF 555300	6.000	12/01/2017	Aaa/AAA	105.02	141,299.13	104.88	141,109.91	8,073	673
31385WRZ4	154,280.55	FNMA DWARF 555004	6.000	06/01/2017	Aaa/AAA	104.72	161,560.65	105.13	162,187.43	9,257	771
31385XBD8	60,288.73	FNMA 555436	6.000	05/01/2033	Aaa/AAA	101.51	61,198.11	103.41	62,342.31	3,617	301
31385XDT1	206,465.38	FNMA DWARF 555514	6.000	11/01/2017	Aaa/AAA	103.97	214,659.47	104.88	216,530.57	12,388	1,032
31389DS81	138,779.84	FNMA 622543	6.000	09/01/2031	Aaa/AAA	101.55	140,926.59	103.41	143,507.03	8,327	694
31392A7C6	214,180.38	FNGT 2002-T1 A3	7.500	11/25/2031	Aaa/AAA	105.48	225,926.83	109.13	233,724.34	16,064	1,339
31392B6V3	141,305.06	FNGT 2002-T4 A3	7.500	12/25/2041	Aaa/AAA	109.00	154,022.52	109.13	154,199.15	10,598	883
31392CT20	105,810.18	FNW 2002-W3 A5	7.500	01/25/2028	Aaa/AAA	107.97	114,241.93	109.13	115,465.36	7,936	661
31392DD74	125,717.10	FNW 2002-W7 A5	7.500	02/25/2029	Aaa/AAA	106.94	134,438.72	109.13	137,188.79	9,429	786
31392GVP7	213,930.48	FNGT 2002-T19 A1	6.500	07/01/2042	Aaa/AAA	104.83	224,259.32	106.00	226,766.31	13,905	1,159
31392JAC3	206,060.95	FNW 2003-W2 1A2	7.000	07/25/2042	Aaa/AAA	107.49	221,499.42	107.63	221,773.10	14,424	1,202
31392JWJ4	196,525.67	FNR 2003-18 A1	6.500	12/25/2042	Aaa/AAA	105.78	207,887.30	106.00	208,317.21	12,774	1,065
31392JYE3	98,932.11	FNW 2003-W3 1A1	6.500	08/25/2042	Aaa/AAA	106.06	104,929.88	106.00	104,868.04	6,431	536

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
DECEMBER 31, 2003

Contract: J.P. Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
31393AP92	228,839.91	FNW 2003-W4 3A	7.000	10/25/2042	Aaa/AAA	107.35	245,663.22	107.63	246,288.95	16,019	1,335
31393BU94	285,952.24	FNW 2003-W6 3A	6.500	09/25/2032	Aaa/AAA	104.48	298,754.37	106.00	303,109.37	18,587	1,549
31393LFM0	202,167.19	FSPC T-54 3A	7.000	02/25/2043	Aaa/AAA	106.81	215,939.83	107.63	217,582.44	14,152	1,179
31393TB54	242,814.01	FNW 2003-W15 1A	6.500	07/25/2043	Aaa/AAA	105.94	257,231.09	106.00	257,382.85	15,783	1,315
31403F2U7	285,000.00	FNMA DWARF 747887	4.000	12/01/2018	Aaa/AAA	97.34	277,419.00	97.44	277,696.88	11,400	950
31403H6C9	629,415.35	FNMA 749767	6.000	11/01/2033	Aaa/AAA	102.69	646,330.89	103.41	650,854.81	37,765	3,147
36220HK90	27,924.87	GNMA 278520	8.300	01/15/2020	Aaa/AAA	105.25	29,390.94	109.81	30,665.00	2,318	193
36225CK21	230,126.70	G2 80312	5.000	08/20/2029	Aaa/AAA	103.13	237,318.17	101.81	234,297.75	11,506	959
TBA135103	210,000.00	FHLMC GOLD TBA (UBS-JAN)	5.000	01/01/2033	Aaa/AAA	98.92	207,735.94	98.81	207,506.25	10,500	875
	8,185,320.22						8,640,021.94		8,700,671.97	522,603	43,550
				MTG CMOS							
045424DS4	335,000.00	ASC 1997-D4 A1D	7.490	04/14/2029	Aaa/AAA	113.30	379,549.22	112.72	377,598.36	25,092	1,394
12669C3U2	160,000.00	CWHL 2002-22, A20	6.250	10/25/2032	Aaa/AAA	104.00	166,400.00	103.46	165,541.28	10,000	833
22540ASM1	39,091.93	CSFB 2000-C1 A1	7.325	07/15/2008	Aaa/AAA	104.76	40,951.26	109.81	42,927.93	2,863	159
22540VGE6	230,000.00	CSFB 2001-CKN5 A4	5.435	09/15/2034	Aaa/AAA	104.83	241,113.67	105.66	243,023.14	12,501	1,042
3133TNTM6	98,360.10	FHR 2228 PE	7.500	04/15/2030	Aaa/AAA	107.84	106,075.23	106.53	104,779.73	7,377	615
3133TUHR2	100,941.98	FHR 2322 HC	6.500	03/15/2030	Aaa/AAA	103.88	104,853.49	101.82	102,779.83	6,561	547
31359FJJ8	182,641.43	FNR G93-35 ZQ	6.500	11/25/2023	Aaa/AAA	105.94	193,485.77	107.40	196,148.34	11,872	989
3139206G0	245,000.00	FNR 2001-44 QC	6.000	09/25/2016	Aaa/AAA	107.09	262,379.69	105.82	259,258.00	14,700	1,225
313920YQ7	12,945.91	FNMA 2001-48 PB	6.500	04/25/2017	Aaa/AAA	103.05	13,340.86	100.33	12,988.16	841	70
31392JAN9	225,000.00	FNW 2003-W2	5.500	07/25/2042	Aaa/AAA	104.75	235,687.50	104.63	235,406.25	12,375	1,031
36228CPT4	265,000.00	GSMS 2003-C1 A3	4.608	01/10/2040	Aaa/AAA	101.74	269,606.45	98.62	261,355.70	12,211	1,018
52108HAS3	222,717.17	LBUBS 2000-C3 A1	7.950	07/15/2009	Aaa/AAA	112.20	249,878.22	111.12	247,493.20	17,706	984
52108HXM1	230,000.00	LBUBS 2003-C8 A4	5.124	11/15/2033	Aaa/AAA	100.50	231,143.01	101.96	234,518.26	11,785	655
61745MGJ6	120,000.00	MSCI 98 XL1 A3	6.480	06/03/2030	Aaa/AAA	101.62	121,940.63	110.48	132,579.28	7,776	648
	2,466,698.52						2,616,405.00		2,616,397.45	153,660	11,209
				ASSET BACKED							
03072SBP9	235,000.00	AMSI 2002-1 AF4	5.900	05/25/2032	Aaa/AAA	105.27	247,374.22	100.61	236,433.50	13,865	1,155
760985JL6	185,000.00	RAMP 2002-RS2 A5	6.030	03/01/2032	Aaa/AAA	103.15	190,818.83	104.05	192,492.50	11,156	930
921796MD7	150,000.00	VMF 2002-B A3	4.700	10/07/2018	Aaa/AAA	99.99	149,988.53	101.05	151,575.00	7,050	588
	570,000.00						588,181.58		580,501.00	32,071	2,673
				CORPORATES							
00184AAC9	100,000.00	AOL TIME WARNER INC	7.625	04/15/2031	Baa1/BBB+	112.59	112,593.00	115.09	115,091.17	7,625	1,631
00209AAG1	75,000.00	AT&T WIRELESS SERVICES	8.125	05/01/2012	Baa2/BBB	99.09	74,314.50	117.52	88,141.42	6,094	1,016
013817AD3	35,000.00	ALCOA INC	6.500	06/01/2011	A2/A-	103.53	36,234.80	111.91	39,170.04	2,275	190
018548AA5	155,000.00	ALLIANCE CAPITAL MGMT	5.625	08/15/2006	A2/A+	100.21	155,320.25	106.50	165,081.46	8,719	3,318
022249BA3	40,000.00	ALCOA	6.500	06/15/2018	A2/A-	92.07	36,826.40	111.54	44,615.24	2,600	116
02635PRD7	225,000.00	AMERICAN GENERAL FINANCE	5.910	06/12/2006	A1/A+	106.05	238,617.00	107.70	242,322.33	13,298	2,955
053469AD4	30,000.00	AVALON PROPERTIES	6.625	01/15/2005	Baa1/BBB+	94.51	28,352.70	104.86	31,459.27	1,988	922
05564EBA3	100,000.00	BRE PROPERTIES	7.125	02/15/2013	Baa2/BBB	102.18	102,176.00	113.48	113,484.22	7,125	2,711
064057BE1	200,000.00	BANK OF NEW YORK CO INC	3.750	02/15/2008	Aa3/A+	99.31	198,620.00	101.23	202,450.66	7,500	2,854
079867AW7	75,000.00	BELLSOUTH	6.375	06/01/2028	Aa3/A+	92.68	69,510.00	102.92	77,189.43	4,781	398
097023AS4	125,000.00	BOEING CO	6.625	02/15/2038	A2/A	94.74	118,422.00	104.79	130,986.47	8,281	3,151
144141CS5	100,000.00	CAROLINA POWER AND LIGHT	6.500	07/15/2012	Baa1/BBB	99.96	99,960.00	110.36	110,357.65	6,500	3,015
172967BA8	150,000.00	CITIGROUP INC	6.750	12/01/2005	Aa1/AA-	109.32	163,972.50	108.50	162,754.58	10,125	844

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
DECEMBER 31, 2003

Contract: J.P. Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
191219BM5	150,000.00	COCA-COLA ENTERPRISES	4.375	09/15/2009	A2/A	99.53	149,301.00	101.97	152,952.90	6,563	1,932
233835AT4	100,000.00	DAIMLERCHRYSLER NA HLDG	7.300	01/15/2012	A3/BBB	100.71	100,709.00	111.80	111,804.87	7,300	3,386
239753DM5	100,000.00	DAYTON HUDSON CO (TARGET)	5.875	11/01/2008	A2/A+	97.60	97,603.00	109.39	109,389.76	5,875	979
25746UAB5	100,000.00	DOMINION RESOURCES UTIL ELEC	7.625	07/15/2005	Baa1/BBB+	107.85	107,849.00	108.18	108,180.91	7,625	3,537
268766BF8	90,000.00	EQUITY OFFICE PROPERTIES	6.800	01/15/2009	Baa1/BBB+	99.55	89,598.60	111.78	100,599.64	6,120	2,839
31331FAX9	22,207.51	FEDERAL EXPRESS 98-1A	6.720	01/15/2022	Aa2/A+	103.12	22,899.71	111.34	24,725.18	1,492	692
345370BZ2	205,000.00	FORD MOTOR COMPANY	6.375	02/01/2029	Baa1/BBB-	81.60	167,272.75	89.09	182,628.52	13,069	5,482
345397SG9	55,000.00	FORD MOTOR CREDIT	5.800	01/12/2009	A3/BBB-	91.52	50,338.20	102.85	56,569.63	3,190	1,506
36962GE75	200,000.00	GENERAL ELECTRIC CAP CORP	4.250	12/01/2010	Aaa/AAA	99.50	198,994.00	99.39	198,787.72	8,500	708
370425RX0	180,000.00	GENERAL MOTORS ACCEPT CORP	6.875	09/15/2011	A3/BBB	100.18	180,331.00	107.33	193,199.51	12,375	3,644
370442BB0	50,000.00	GENERAL MOTORS	7.200	01/15/2011	Baa1/BBB	99.51	49,757.00	109.71	54,857.21	3,600	1,670
381317AP1	175,000.00	GOLDEN WEST FINANCIAL	4.125	08/15/2007	A1/A+	99.65	174,394.50	103.03	180,307.59	7,219	2,747
441812FY5	150,000.00	HOUSEHOLD FINANCIAL CORP	6.400	06/17/2008	A1/A	100.33	150,489.50	110.82	166,223.64	9,600	373
45974VYT9	90,000.00	INTERNATIONAL LEASE FINANCE CORP	5.540	03/21/2005	A1/AA-	100.00	90,000.00	104.45	94,006.25	4,986	983
45974VYY8	100,000.00	INTERNATIONAL LEASE FINANCE CORP	4.000	01/17/2006	A1/AA-	100.76	100,758.00	103.17	103,166.53	4,000	856
46625HAM2	85,000.00	JP MORGAN CHASE	5.350	03/01/2007	A1/A+	99.88	84,898.00	107.07	91,007.86	4,548	1,516
577778AY9	70,000.00	MAY DEPT STORES	7.150	08/15/2004	Baa1/BBB+	106.10	74,269.30	103.37	72,359.70	5,005	1,905
577778BE2	100,000.00	MAY DEPT STORES	7.450	09/15/2011	Baa1/BBB+	106.02	106,020.00	116.08	116,077.72	7,450	2,194
585515AA7	150,000.00	MELLON FUNDING CORP	7.500	06/15/2005	A1/A+	109.50	164,253.00	108.02	162,026.17	11,250	500
59018YLN9	160,000.00	MERRILL LYNCH & CO	5.360	02/01/2007	Aa3/A+	100.00	160,000.00	106.83	170,927.21	8,576	3,597
617446GL7	100,000.00	MORGAN STANLEY DEAN WITTER	6.100	04/15/2006	Aa3/A+	102.68	102,683.70	108.02	108,017.33	6,100	1,305
617446HW2	100,000.00	MORGAN STANLEY	3.625	04/01/2008	Aa3/A+	99.86	99,864.00	100.18	100,183.13	3,625	916
635405AM5	130,000.00	NATIONAL CITY CORP	6.875	05/15/2019	A2/A-	111.46	144,900.55	114.32	148,611.24	8,938	1,142
638585AD1	110,000.00	BANK OF AMERICA (NATIONSBANK)	6.875	02/15/2005	Aa3/A	106.17	116,791.40	105.71	116,281.44	7,563	2,878
66938FJK1	75,000.00	WELLS FARGO & COMPANY	6.200	12/01/2005	Aa1/AA-	104.29	78,219.75	107.52	80,641.71	4,650	388
693476AL7	95,000.00	PNC FUNDING CORP	6.125	02/15/2009	A3/BBB+	92.04	87,437.95	109.59	104,115.10	5,819	2,214
693476AR4	100,000.00	PNC FUNDING CORP	5.750	08/01/2006	A2/A-	101.58	101,582.00	107.62	107,618.01	5,750	2,412
713409AC4	60,000.00	PEPSI BOTTLING GROUP INC	7.000	03/01/2029	A3/A	89.39	53,634.00	114.29	68,571.39	4,200	1,400
78387GAH6	175,000.00	SBC COMMUNICATIONS	5.875	02/01/2012	A1/A+	99.05	173,334.00	106.55	186,456.90	10,281	4,312
786514BE8	100,000.00	SAFEWAY INC	4.800	07/16/2007	Baa2/BBB	99.81	99,807.00	103.85	103,850.51	4,800	2,213
852060AD4	150,000.00	SPRINT CAPITAL CORP	6.875	11/15/2028	Baa3/BBB-	80.27	120,403.75	97.58	146,374.74	10,313	1,318
867914AH6	200,000.00	SUNTRUST BANKS INC	6.000	02/15/2006	A1/A	102.23	204,452.00	107.21	214,411.00	12,000	4,567
905530AR2	100,000.00	UNION CAMP	6.500	11/15/2007	Baa2/BBB	109.60	109,603.00	110.06	110,062.83	6,500	831
92344UAA3	200,000.00	VERIZON NEW JERSEY INC	5.875	01/17/2012	Aa3/A+	97.45	194,890.00	106.18	212,364.29	11,750	5,385
931142BE2	150,000.00	WAL-MART STORES	6.875	08/10/2009	Aa2/AA	109.75	164,620.50	114.91	172,358.36	10,313	4,068
939322AD5	60,000.00	WASHINGTON MUTUAL INC	7.500	08/15/2006	A3/BBB+	98.44	59,065.80	111.89	67,136.52	4,500	1,713
949740BZ6	130,000.00	WELLS FARGO COMPANY	6.875	04/01/2006	Aa2/A+	105.79	137,520.50	109.47	142,308.30	8,938	2,259
962166BR4	125,000.00	WEYERHAEUSER CO	7.375	03/15/2032	Baa2/BBB	102.62	128,276.25	108.33	135,409.39	9,219	2,714
	5,902,207.51						5,931,740.86		6,297,674.64	360,508	106,203
		BOND FUNDS									
092475102	13,000.00	BLACKROCK INCOME OPPTY TRUST	0.750			9.64	125,267.40	11.07	143,910.00	9,750	
552939100	22,500.00	MFS GOVT MARKETS INCOME TR	0.440			6.29	141,511.65	6.78	152,550.00	9,900	
	35,500.00						266,779.05		296,460.00	19,650	0
	22,059,552.78						23,281,517.80		23,646,868.89	1,277,151	231,224

Market Value:	23,646,868.89
Accrued Income:	231,223.62

THE GANNETT CO., INC. 401(k) SAVINGS PLAN
DECEMBER 31, 2003

Contract: J.P. Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
				Total Market Value:			23,878,092.51				

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
CASH EQUIVALENTS							
ONE GROUP INSTITUTIONAL PRIME MONEY MARKET FUND CUSIP: 68231N206	422,944.06	422,944.06	1.000	422,944.06	4,144.85	326.03	0.98
FIXED INCOME							
GOVERNMENT OBLIGATIONS							
UNITED STATES TREAS BD STRIPPED CALL PRIN & INT PMT 11.75% DUE 11/15/2014 CUSIP: 912800AA7	400,000	261,776.00	80.445	321,780.00	16,518.98	0.00	5.13
UNITED STATES TREAS BDS DTD 11/17/1980 12.75% DUE 11/15/2010 CUSIP: 912810CS5	400,000	512,421.88	119.844	479,376.00	51,000.00	6,585.16	10.64
UNITED STATES TREAS BDS DTD 08/15/1983 12.00% DUE 08/15/2013 CUSIP: 912810DF2	750,000	1,027,634.77	138.156	1,036,170.00	90,000.00	33,994.57	8.69
UNITED STATES TREAS BDS DTD 11/15/1984 11.75% DUE 11/15/2014 CUSIP: 912810DN5	400,000	597,734.38	143.406	573,624.00	47,000.00	6,068.68	8.19
UNITED STATES TREAS BDS DTD 08/15/1989 8.125% DUE 08/15/2019 CUSIP: 912810ED6	200,000	248,742.19	135.094	270,188.00	16,250.00	6,137.91	6.01
UNITED STATES TREAS BDS DTD 02/15/1991 7.875% DUE 02/15/2021 CUSIP: 912810EH7	200,000	246,429.68	133.063	266,126.00	15,750.00	5,949.05	5.92

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
UNITED STATES TREAS BDS DTD 02/15/1997 6.625% DUE 02/15/2027 CUSIP: 912810EZ7	300,000	342,219.72	119.438	358,314.00	19,875.00	7,507.13	5.55
UNITED STATES TREAS BDS DTD 08/15/1998 5.50% DUE 08/15/2028 CUSIP: 912810FE3	100,000	103,031.25	104.156	104,156.00	5,500.00	2,077.45	5.28
UNITED STATES TREAS NTS DTD 11/15/1994 7.875% DUE 11/15/2004 CUSIP: 912827R87	250,000	277,978.51	105.719	264,297.50	19,687.50	2,542.07	7.45
UNITED STATES TREAS BDS DTD 01/18/2000 4.25% DUE 01/15/2010 INFLATION INDEX NT CUSIP: 9128275W8	219,924	232,103.94	116.250	255,661.65	9,346.77	4,317.80	3.66
UNITED STATES TREAS SEC STRIPPED INT PMT GENERIC TINT PMT DUE 08/15/2013 CUSIP: 912833DE7	500,000	267,410.00	64.923	324,615.00	16,776.40	0.00	5.17
UNITED STATES TREAS SEC STRIPPED INT PMT DUE 05/15/2011 CUSIP: 912833JW1	400,000	284,994.00	74.087	296,348.00	12,335.28	0.00	4.16
UNITED STATES TREAS SEC STRIPPED INT PMT GENERIC TINT PMT DUE 05/15/2012 CUSIP: 912833JY7	200,000	143,188.00	69.805	139,610.00	5,603.14	0.00	4.01
UNITED STATES TREAS SEC STRIPPED INT PMT DUE 11/15/2015 CUSIP: 912833KF6	1,200,000	567,764.00	56.026	672,312.00	35,401.29	0.00	5.27
UNITED STATES TREAS SEC STRIPPED INT PMT GENERIC TINT PMT DUE 02/15/2016 CUSIP: 912833KG4	500,000	213,145.00	55.085	275,425.00	15,019.05	0.00	5.45

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
TOTAL GOVERNMENT OBLIGATIONS		5,326,573.32		5,638,003.15	376,063.41	75,179.82	6.67
GOVERNMENT AGENCY OBLIGATIONS							
FED HOME LN MTG CORP PARTN CTFS GROUP NBR G3-0234 6.50% DUE 11/01/2022 CUSIP: 3128CUHK5	247,100.36	258,219.88	104.985	259,418.31	16,061.52	1,338.46	6.19
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 1254 CL-1254-N 8.00% DUE 04/15/2022 CUSIP: 312909NQ3	141,172.08	150,888.68	103.447	146,038.28	11,293.77	941.15	7.73
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 1246 CL 1246-J 7.50% DUE 05/15/2007 CUSIP: 312909RF3	79,776.74	84,887.43	104.212	83,136.94	5,983.26	498.60	7.20
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 1492 CL 1492-ZA 8.000% DUE 03/15/2023 CUSIP: 3129146U3	176,731.93	193,146.84	112.943	199,606.34	14,138.55	1,178.21	7.08
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 1538 CL 1538-J 6.50% DUE 06/15/2008 CUSIP: 312916PX1	200,000	213,812.50	108.075	216,150.00	13,000.00	1,083.33	6.01
FED HOME LN MTG CORP PARTN CTFS GROUP NBR E0-1424 4.00% DUE 08/01/2018 CUSIP: 31294KSM8	342,339.66	323,671.45	97.809	334,839.00	13,693.59	1,141.13	4.09

Contract: UBS

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTF GTD SER 2055 CL 2055-OE 6.500% DUE 05/15/2013 CUSIP: 3133TDX50	250,000	260,195.32	105.727	264,317.50	16,250.00	1,354.17	6.15
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTF GTD SER 2102 CL 2102-TU 6.00% DUE 12/15/2013 CUSIP: 3133THH75	250,000	253,984.38	106.113	265,282.50	15,000.00	1,250.00	5.65
FEDERAL HOME LN MTG CORP MULTICLASS GTD PARTN CTFS GTD SER 2115 CL 2115-PE 6.00% DUE 01/15/2014 CUSIP: 3133THZ26	250,000	249,570.31	106.637	266,592.50	15,000.00	1,250.00	5.63
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2317 CL 2317-VG 6.50% DUE 04/15/2031 CUSIP: 3133TTJF9	210,887.59	220,575.23	104.518	220,415.49	13,707.69	1,142.31	6.22
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 1807 CL 1807-A 6.00% DUE 11/15/2008 CUSIP: 3133T6RN3	104,858.1	109,720.08	104.422	109,494.93	6,291.49	524.29	5.75
FED HOME LOAN MTG CORP PARTN CTFS GROUP NBR 1B0129 ARM DUE 09/01/2031 CUSIP: 31336RVW7	280,214.4	292,743.22	102.778	287,998.76	17,115.50	2,808.76	5.94
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS SER 2430 CL 2430-WF 6.50% DUE 03/15/2032 CUSIP: 31339NW36	200,000	213,500.00	104.653	209,306.00	13,000.00	1,083.33	6.21

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2423 CL 2423-MC 7.00% DUE 03/15/2032 CUSIP: 31339WBV7	200,000	208,000.00	105.820	211,640.00	14,000.00	1,166.67	6.62
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2419 CL 2419-VG 6.50% DUE 12/15/2012 CUSIP: 31339WKJ4	189,309.98	196,409.10	104.926	198,635.39	12,305.15	1,025.43	6.19
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTF SER 2435 CL 2435-VH 6.00% DUE 07/15/2019 CUSIP: 31339WTN6	100,000	108,375.00	102.718	102,718.00	6,000.00	500.00	5.84
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2344 CL 2344-QG 6.00% DUE 08/15/2016 CUSIP: 313399AJ6	185,000	191,995.31	106.228	196,521.80	11,100.00	925.00	5.65
FEDERAL HOME LN MTG CORP DEB DTD 04/09/1998 5.750% DUE 04/15/2008 CUSIP: 3134A2DT2	500,000	529,804.50	109.813	549,065.00	28,750.00	6,069.44	5.24
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU TR CTF REMIC TR 2000-T6 CL-A1 7.50% DUE 06/25/2030 CUSIP: 31358SR37	662,648.35	671,588.05	109.188	723,532.48	49,698.63	4,141.55	6.87
FEDERAL MATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR 1993-008 CL-H 7.000% DUE 01/25/2008 CUSIP: 31358TEX3	83,006.07	87,934.54	105.399	87,487.57	5,810.42	484.20	6.64

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF SER 1995 CL 2-Z 8.50% DUE 01/25/2025 CUSIP: 31359LMW2	95,141.07	102,597.55	110.447	105,080.46	8,086.99	673.92	7.70
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU TR REMIC TR 1995-10 CL-C 6.15% DUE 12/25/2023 CUSIP: 31359LTD7	22,600.97	23,058.29	100.135	22,631.48	1,389.96	115.83	6.14
FEDERAL NATL MTG ASSN DEB DTD 07/14/2000 7.00% DUE 07/15/2005 CUSIP: 31359MFV0	800,000	852,167.60	108.031	864,248.00	56,000.00	25,822.22	6.48
FEDERAL NATL MTG ASSN DEB DTD 02/01/2001 6.25% DUE 02/01/2011 CUSIP: 31359MGT4	165,000	176,627.34	110.531	182,376.15	10,312.50	4,296.88	5.65
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR 2001-T7 CL A1 7.50% DUE 02/25/2041 CUSIP: 31359S6X3	462,271.18	477,656.17	109.188	504,744.66	34,670.34	2,889.19	6.87
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU TR REMIC TR 1999-17 CL-C 6.350% DUE 04/25/2029 CUSIP: 31359VSW4	93,672.78	94,053.32	104.909	98,271.18	5,948.22	495.69	6.05
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL NBR 254774 5.50% DUE 05/01/2013 CUSIP: 31371K6K2	239,191.75	251,151.34	105.368	252,031.56	13,155.55	1,096.30	5.22

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL NBR 0408002 7.00% DUE 04/01/2020 CUSIP: 31378TGK5	74,156.42	77,447.10	106.140	78,709.62	5,190.95	432.58	6.60
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR 2002-3 CL OG 6.00% DUE 02/25/2017 CUSIP: 31392BVK9	150,000	149,437.50	106.064	159,096.00	9,000.00	750.00	5.66
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR 2002-1 CL HC 6.50% DUE 02/25/2022 CUSIP: 31392BVX1	145,000	153,065.63	105.675	153,228.75	9,425.00	785.42	6.15
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU TR REMIC TR 2002-24 CL AJ 6.00% DUE 04/25/2017 CUSIP: 31392B7E0	200,000	215,750.00	106.692	213,384.00	12,000.00	1,000.00	5.62
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR 2002-19 CL PE 6.00% DUE 04/25/2017 CUSIP: 31392CFB5	140,000	148,400.00	106.465	149,051.00	8,400.00	700.00	5.64
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU TR REMIC SER 2002 CL 18-PC 5.50% DUE 04/25/2017 CUSIP: 31392CHD9	300,000	293,203.13	104.897	314,691.00	16,500.00	1,375.00	5.24
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU TR REMIC SER 2002 CL 21-QC 6.00% DUE 05/25/2026 CUSIP: 31392CNX8	150,000	148,828.13	101.040	151,560.00	9,000.00	750.00	5.94

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU TR REMIC TR 2002-61 CL-PE 5.50% DUE 05/25/2016 CUSIP: 31392EYB0	250,000	256,328.13	104.233	260,582.50	13,750.00	1,145.83	5.28
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2457 CL 2457-PE 6.50% DUE 06/15/2032 CUSIP: 31392PKZ7	160,000	172,600.00	104.415	167,064.00	10,400.00	866.67	6.23
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2458 CL 2458-OD 6.00% DUE 04/15/2016 CUSIP: 31392P3R4	250,000	261,250.00	104.473	261,182.50	15,000.00	1,250.00	5.74
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR 2003-83 CL PG 5.00% DUE 06/25/2023 CUSIP: 31393ERS0	170,000	164,953.13	97.569	165,867.30	8,500.00	708.33	5.12
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2543 CL 2543-YX 6.00% DUE 12/15/2032 CUSIP: 31393HGW6	160,000	169,400.00	102.815	164,504.00	9,600.00	800.00	5.84
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER T-54 CL T-54-2A 6.50% DUE 02/25/2043 CUSIP: 31393LFK4	147,503.29	156,238.26	106.344	156,860.90	9,587.71	798.98	6.11
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2617 CL GR 4.50% DUE 05/15/2033 CUSIP: 31393R6M7	140,000	131,468.75	94.039	131,654.60	6,300.00	525.00	4.79

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR 2003-81 CL 81-LC 4.50% DUE 09/25/2018 CUSIP: 31393THN9	140,000	132,650.00	94.368	132,115.20	6,300.00	525.00	4.77
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 2643 CL 2634-KG 4.00% DUE 05/15/2018 CUSIP: 31393WGT0	203,795.71	209,400.10	102.317	208,517.66	8,151.83	679.32	3.91
GOVERNMENT NATL MTG ASSN GTD REMIC PASS THRU SECS REMIC TR 1997-7 CL ZA 9.00% DUE 05/16/2027 CUSIP: 3837H0P98	59,543.74	64,846.86	110.397	65,734.50	5,358.94	446.58	8.15
GOVERNMENT NATL MTG REMIC PASS THRU SECS REMIC TR 1999-44 CL ZG 8.00% DUE 12/20/2029 CUSIP: 3837H3ST5	118,044.55	126,425.32	107.211	126,556.74	9,443.56	786.96	7.46
GOVERNMENT NATL MTG ASSN GTD REMIC PASS THRU SECS REMIC TR 2000-26 CL Z 7.75% DUE 09/20/2030 CUSIP: 3837H4A21	101,977.99	108,040.43	105.387	107,471.54	7,903.29	658.61	7.35
GOVERNMENT NATL MTG ASSN GTD REMIC PASS THRU SECS 2001-60 REMIC TR CL MX-VP 6.50% DUE 07/20/2017 CUSIP: 38373R6P9	230,067.71	238,191.96	105.440	242,583.39	14,954.40	1,246.20	6.16
GOVERNMENT NATL MTG ASSN GTD REMIC PASS THRU SECS REMIC TR 2002-45 CL QE 6.50% DUE 06/20/2032 CUSIP: 38373XDM5	160,000	176,400.00	105.136	168,217.60	10,400.00	866.67	6.18

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
UNITED STATES DEPT VETERANS AFFAIRS GTD REMIC PASS THRU VENDEE MTG TR 1998-1 CL 2-E 7.00% DUE 09/15/2027 CUSIP: 911760LH7	200,000	217,375.00	105.585	211,170.00	14,000.00	1,166.67	6.63
UNITED STATES DEPT VETERANS AFFAIRS GTD REMIC PASS THRU VENDEE MTG TR 2003-1 CL B 5.75% DUE 12/15/2020 CUSIP: 911760SS6	145,000	152,886.06	103.944	150,718.80	8,337.50	694.79	5.53
TOTAL GOVERNMENT AGENCY OBLIGATIONS		10,720,918.92		10,902,101.88	655,266.31	84,254.67	6.01
CORPORATE OBLIGATIONS							
AIG SUNAMERICA GLOBAL FING IX SR NT 144A DTD 01/17/2002 5.10% DUE 01/17/2007 CUSIP: 00138BAA5	45,000	46,851.30	106.051	47,722.95	2,295.00	1,045.50	4.81
AOL TIME WARNER INC NT DTD 04/19/2001 6.75% DUE 04/15/2011 CUSIP: 00184AAB1	25,000	26,450.50	111.696	27,924.00	1,687.50	356.25	6.04
AT & T WIRELESS SVCS INC SR NT DTD 09/01/2001 7.875% DUE 03/01/2011 CUSIP: 00209AAE6	35,000	35,633.25	115.715	40,500.25	2,756.25	918.75	6.81
AT & T BROADBAND CORP NT DTD 11/18/2002 8.375% DUE 03/15/2013 CUSIP: 00209TAA3	25,000	29,381.75	122.355	30,588.75	2,093.75	616.49	6.84
ALBERTSONS INC SR NT DTD 07/27/1999 6.95% DUE 08/01/2009 CUSIP: 013104AE4	35,000	35,757.75	111.481	39,018.35	2,432.50	1,013.54	6.23

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
ALCOA INC NT DTD 08/13/2002 4.25% DUE 08/15/2007 CUSIP: 013817AG6	30,000	29,901.00	103.977	31,193.10	1,275.00	481.67	4.09
AMERICAN EXPRESS CR CORP NTS DTD 05/16/2003 3.00% DUE 05/16/2008 CUSIP: 025818EM3	65,000	64,877.15	97.867	63,613.55	1,950.00	243.75	3.07
ASSOCIATES CORP NORTH AMER SUB DEB DTD 08/01/1989 8.150% DUE 08/01/2009 CUSIP: 046003DD8	100,000	110,106.00	120.388	120,388.00	8,150.00	3,395.83	6.77
BANK AMER CORP SUB NT DTD 02/14/2000 7.80% DUE 02/15/2010 CUSIP: 060505AD6	80,000	88,092.80	118.920	95,136.00	6,240.00	2,357.33	6.56
BEAR STEARNS COS INC GLOBAL NT DTD 10/28/2003 4.50% DUE 10/28/2010 CUSIP: 073902CE6	40,000	39,959.60	100.586	40,234.40	1,800.00	315.00	4.47
BELLSOUTH CORP NT DTD 10/25/2001 6.00% DUE 10/15/2011 CUSIP: 079860AB8	35,000	35,229.95	108.424	37,948.40	2,100.00	443.33	5.53
CIT GROUP HLDGS INC NT DTD 06/13/1995 6.625% DUE 06/15/2005 CUSIP: 125569DJ9	25,000	25,233.50	106.819	26,704.75	1,656.25	73.61	6.20
CIT GROUP INC NT DTD 12/02/2002 5.50% DUE 11/30/2007 CUSIP: 125581AD0	20,000	19,948.40	107.068	21,413.60	1,100.00	94.72	5.14
CNH EQUIP TR 2003-B NT CL A-4B VAR RT DUE 02/15/2011 CUSIP: 12613XBY6	50,000	49,999.87	99.899	49,949.50	1,690.00	75.11	3.38

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
CAPITAL ONE AUTO FIN TR SER 2002-B NT CL A-4A 3.32% DUE 04/15/2009 CUSIP: 14041GAT3	115,000	114,993.30	101.837	117,112.55	3,818.00	169.69	3.26
CAROLINA PWR & LT CO 1ST MTG BD DTD 09/11/2003 5.125% DUE 09/15/2013 CUSIP: 144141CT3	65,000	64,418.25	101.250	65,812.50	3,331.25	1,017.88	5.06
CHASE MANHATTAN AUTO OWNER TR 2000-A ASSET BKD NT CL A 4 6.26% DUE 06/15/2007 CUSIP: 161581BN2	175,091.87	175,072.63	102.011	178,612.97	10,960.75	487.14	6.14
CHASE MANHATTAN CORP NEW SUB NT DTD 06/12/1997 7.125% DUE 06/15/2009 CUSIP: 16161ABQ0	40,000	41,984.80	114.836	45,934.40	2,850.00	126.67	6.20
CHEVRONTEXACO CAP CO GTD NT DTD 09/10/2002 3.50% DUE 09/17/2007 CUSIP: 166760AA6	40,000	39,821.20	101.848	40,739.20	1,400.00	404.44	3.44
COCA COLA ENTERPRISES INC NT DTD 09/09/2002 4.375% DUE 09/15/2009 CUSIP: 191219BM5	40,000	39,428.40	102.705	41,082.00	1,750.00	515.28	4.26
COMED TRANSITIONAL FDG TR SER 1998-1 NT CL A-6 5.630% DUE 06/25/2009 CUSIP: 20033TAF2	500,000	477,148.44	107.391	536,955.00	28,150.00	469.17	5.24
COMERICA BANK NT DTD 08/10/2000 7.65% DUE 08/15/2010 CUSIP: 200339CC1	45,000	48,156.75	105.115	47,301.75	3,442.50	1,300.50	7.28
CONSTELLATION ENERGY GROUP INC NT DTD 03/26/2002 7.00% DUE 04/01/2012 CUSIP: 210371AH3	35,000	35,581.00	113.140	39,599.00	2,450.00	612.50	6.19

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
CONTINENTAL AIRLS PASS THRU TRS PASSTHRU CTF SER 1999-2 CL A- 7.256% DUE 09/15/2021 CUSIP: 210805CT2	12,033.1	10,167.97	101.608	12,226.59	873.12	257.09	7.14
CONTINENTAL AIRLS PASS THRU TRS PASSTHRU CTF SER 1999-2 CL A-2 7.056% DUE 03/15/2011 CUSIP: 210805CU9	20,000	17,600.00	101.891	20,378.20	1,411.20	415.52	6.93
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS TRANCHE #TR 00268 DTD 01/29/2002 5.50% DUE 02/01/2007 CUSIP: 22237LMD1	45,000	47,803.95	107.150	48,217.50	2,475.00	1,031.25	5.13
COX COMMUNICATIONS INC NEW NT DTD 06/27/1995 6.875% DUE 06/15/2005 CUSIP: 224044AF4	30,000	30,211.80	106.945	32,083.50	2,062.50	91.67	6.43
CREDIT SUISSE FIRST BOSTON USA INC NT DTD 11/06/2001 6.125% DUE 11/15/2011 CUSIP: 22541LAB9	65,000	62,446.80	108.873	70,767.45	3,981.25	508.72	5.63
DTE ENERGY CO SR NT DTD 04/05/2002 6.65% DUE 04/15/2009 CUSIP: 233331AG2	35,000	34,950.30	111.526	39,034.10	2,327.50	491.36	5.96
DAIMLER CHRYSLER NORTH AMER HLDG CORP SR GLOBAL BD DTD 01/16/2002 7.30% DUE 01/15/2012 CUSIP: 233835AT4	60,000	63,189.00	111.345	66,807.00	4,380.00	2,019.67	6.56

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
DEERE JOHN CAP CORP MEDIUM TERM NTS TRANCHE # TR 00309 DTD 07/15/2002 4.125% DUE 07/15/2005 CUSIP: 24422ENW5	65,000	64,963.60	103.412	67,217.80	2,681.25	1,236.35	3.99
DELTA AIR LINES INC DEL PASS THRU TRS 2002-1 PASSTHRU CTF CL G-2 6.417% DUE 07/02/2012 CUSIP: 247367AY1	40,000	40,000.00	107.185	42,874.00	2,566.80	1,276.27	5.99
DOMINION RES INC VA NEW SR NT SER B DTD 06/27/2002 6.25% DUE 06/30/2012 CUSIP: 25746UAJ8	40,000	40,664.60	108.462	43,384.80	2,500.00	6.94	5.76
DOW CHEM CO NT DTD 02/08/2001 6.125% DUE 02/01/2011 CUSIP: 260543BL6	25,000	26,111.25	107.599	26,899.75	1,531.25	638.02	5.69
DUKE ENERGY CORP SR NT DTD 11/20/2002 5.625% DUE 11/30/2012 CUSIP: 264399EF9	35,000	34,888.00	103.981	36,393.35	1,968.75	169.53	5.41
EOP OPER LTD PARTNERSHIP NT DTD 02/15/2002 6.75% DUE 02/15/2012 CUSIP: 268766BW1	25,000	24,489.75	110.454	27,613.50	1,687.50	637.50	6.11
EMERSON ELEC CO NT DTD 04/29/2003 4.50% DUE 05/01/2013 CUSIP: 291011AT1	25,000	24,908.25	97.614	24,403.50	1,125.00	187.50	4.61
EXELON GENERATION CO LLC SR NT DTD 12/15/2001 6.95% DUE 06/15/2011 CUSIP: 30161MAB9	25,000	26,925.50	112.300	28,075.00	1,737.50	77.22	6.19

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
FPL GROUP CAP INC GTD DEB DTD 04/11/2003 3.25% DUE 04/11/2006 CUSIP: 302570AQ9	50,000	49,959.00	101.747	50,873.50	1,625.00	361.11	3.19
FLEET CR CARD MASTER TR II 2001-B ASSET BKD CTF CL A 5.60% DUE 12/15/2008 CUSIP: 33901HAY9	250,000	249,804.52	106.848	267,120.00	14,000.00	622.22	5.24
FORD MTR CR CORP NT DTD 10/28/1999 7.375% DUE 10/28/2009 CUSIP: 345397SM6	125,000	124,783.25	109.816	137,270.00	9,218.75	1,613.28	6.72
FORD MTR CR CO GLOBAL LANDMARK SECS GLOBLS DTD 06/14/2000 7.875% DUE 06/15/2010 CUSIP: 345397ST1	35,000	34,785.80	111.736	39,107.60	2,756.25	122.50	7.05
GENERAL ELEC CAP CORP MEDIUM TERM NTS TRANCHE # TR 00590 DTD 05/02/2003 3.50% DUE 05/01/2008 CUSIP: 36962GB78	45,000	44,955.00	100.102	45,045.90	1,575.00	262.50	3.50
GENERAL ELEC CAP CORP MEDIUM TERM NTS TRANCHE #TR 00482 DTD 02/21/2001 6.125% DUE 02/22/2011 CUSIP: 36962GWB6	45,000	48,350.25	110.012	49,505.40	2,756.25	987.66	5.57
GENERAL ELEC CAP CORP MEDIUM TERM NTS TRANCHE #TR 00528 DTD 03/20/2002 6.75% DUE 03/15/2032 CUSIP: 36962GXZ2	30,000	29,539.30	110.712	33,213.60	2,025.00	596.25	6.10
GENERAL MTRS ACCEP CORP GLOBAL BD DTD 03/02/2001 7.25% DUE 03/02/2011 CUSIP: 370425RU6	125,000	126,834.50	109.711	137,138.75	9,062.50	2,995.66	6.61

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
GEORGIA PWR CO SR NT SER K DTD 11/22/2002 5.125% DUE 11/15/2012 CUSIP: 373334FN6	25,000	24,924.75	102.018	25,504.50	1,281.25	163.72	5.02
GOLDMAN SACHS GROUP INC NT DTD 09/29/1999 7.35% DUE 10/01/2009 CUSIP: 38141GAD6	45,000	47,279.70	116.628	52,482.60	3,307.50	826.88	6.30
HARTFORD FINL SVCS GROUP INC SR NT DTD 08/29/2002 4.70% DUE 09/01/2007 CUSIP: 416515AG9	25,000	24,958.00	105.055	26,263.75	1,175.00	391.67	4.47
HEWLETT PACKARD CO MEDIUM TERM NTS TRANCHE # TR 00004 DTD 12/16/2002 3.375% DUE 12/15/2005 CUSIP: 42823HAD1	35,000	34,916.00	102.091	35,731.85	1,181.25	52.50	3.31
HOUSEHOLD AUTOMOTIVE TR 2002-1 NT CL A-4 4.39% 05/17/2009 CUSIP: 44179CAR7	175,000	174,962.20	103.429	181,000.75	7,682.50	298.76	4.24
HOUSEHOLD FIN CORP NT DTD 05/09/2001 6.75% 05/15/2011 CUSIP: 441812JV7	65,000	63,346.40	112.574	73,173.10	4,387.50	560.63	6.00
HOUSEHOLD FIN CORP GLOBAL NT DTD 01/14/2003 4.625% DUE 01/15/2008 CUSIP: 441812KC7	50,000	49,748.50	103.953	51,976.50	2,312.50	1,066.32	4.45
INTERNATIONAL BUSINESS MACHS CORP MEDIUM TERM NTS TRANCHE # TR 00047 DTD 01/22/1999 5.39% DUE 01/22/2009 CUSIP: 45920QBY9	35,000	35,396.20	107.267	37,543.45	1,886.50	833.20	5.02

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
INTL LEASE FINANCE CORP BDS DTD 03/08/2002 6.375% DUE 03/15/2009 CUSIP: 459745EZ4	30,000	29,691.30	110.163	33,048.90	1,912.50	563.12	5.79
INTERNATIONAL PAPER CO NT DTD 04/30/2003 5.85% VAR 10/30/2012 CUSIP: 460146BQ5	40,000	39,937.20	104.183	41,673.20	2,340.00	396.50	5.62
KENTUCKY PWR CO SR NT DTD 06/28/2002 5.50% DUE 07/01/2007 CUSIP: 491386AK4	30,000	29,945.40	106.342	31,902.60	1,650.00	825.00	5.17
KERR MCGEE CORP SHELF 3 DTD 04/12/2002 5.375% DUE 04/15/2005 CUSIP: 492386AG2	35,000	34,997.90	104.146	36,451.10	1,881.25	397.15	5.16
LEGGETT & PLATT INC NT DTD 03/21/2003 4.70% DUE 04/01/2013 CUSIP: 524660AS6	35,000	34,913.55	98.795	34,578.25	1,645.00	411.25	4.76
LEHMAN BROS HLDGS INC MEDIUM TERM NTS TRANCHE #TR 00387 DTD 01/10/2002 6.625% DUE 01/18/2012 CUSIP: 52517PSC6	50,000	49,376.50	112.852	56,426.00	3,312.50	1,499.83	5.87
MBNA MASTER CR CARD TR II 2000-I ASSET BKD CTF CL A 6.90% DUE 01/15/2008 CUSIP: 55262TFR9	400,000	399,835.24	107.850	431,400.00	27,600.00	1,226.67	6.40
MBNAS CR CARD MASTER NT TR 2002-C1 NT CL C-1 6.80% DUE 07/15/2014 CUSIP: 55264TAS0	25,000	24,924.50	108.829	27,207.25	1,700.00	75.56	6.25

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
MGIC INVT CORP NT DTD 03/18/2002 6.00% DUE 03/15/2007 CUSIP: 552845AF6	35,000	36,688.75	107.494	37,622.90	2,100.00	618.33	5.58
ML TR CMO TR XLV11 CL-Z 8.985% DUE 10/20/2020 CUSIP: 55291HCY8	101,326.28	110,603.98	108.252	109,687.72	9,104.17	758.68	8.30
MERRILL LYNCH & CO INC MEDIUM TERM NTS TRANCHE # TR 00784 DTD 04/06/1999 6.07% DUE 04/06/2004 CUSIP: 59018S2R4	50,000	51,890.00	101.211	50,605.50	3,035.00	716.60	6.00
MERRILL LYNCH & CO INC MEDIUM TERM NTS TRANCHE #TR 00355 DTD 04/21/2003 3.70% DUE 04/21/2008 CUSIP: 59018YQU8	40,000	39,958.40	100.653	40,261.20	1,480.00	287.78	3.68
MONSANTO CO NEW SR NT DTD 08/14/2002 7.375% DUE 08/15/2012 CUSIP: 61166WAA9	25,000	24,787.25	114.112	28,528.00	1,843.75	696.53	6.46
MORGAN STANLEY DEAN WITTER & CO NT DTD 04/03/2002 6.60% DUE 04/01/2012 CUSIP: 617446HC6	85,000	84,558.85	111.684	94,931.40	5,610.00	1,402.50	5.91
NATIONAL CITY BK CLEVELAND OHIO MEDIUM TERM SUB BK NTS TRANCHE #SB 00004 DTD 05/08/2003 4.625% DUE 05/01/2013 CUSIP: 63534PAD9	60,000	59,953.20	97.736	58,641.60	2,775.00	462.50	4.73
NATIONAL RURAL UTILS COOP FIN CORP COLL TR BD DTD 05/23/2001 6.00% DUE 05/15/2006 CUSIP: 637432CQ6	100,000	100,974.00	107.842	107,842.00	6,000.00	766.67	5.56

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
NEW YORK LIFE GLOBAL FDG MEDIUM TERM NTS 144A TRANCHE # TR00001 DTD 09/10/2003 5.375% DUE 09/15/2013 CUSIP: 64952WAA1	60,000	59,797.20	103.167	61,900.20	3,225.00	994.38	5.21
NEW YORK TEL CO NT DTD 04/15/1998 6.000% DUE 04/15/2008 CUSIP: 650094CH6	150,000	151,582.50	108.140	162,210.00	9,000.00	1,900.00	5.55
NORWEST FINL INC NT DTD 07/17/1997 6.850% DUE 07/15/2009 CUSIP: 669383DK4	65,000	68,194.75	114.595	74,486.75	4,452.50	2,053.10	5.98
ONCOR ELEC DELIVERY CO DEB DTD 08/03/2002 7.00% DUE 09/01/2022 CUSIP: 68233DAR8	25,000	24,914.75	110.169	27,542.25	1,750.00	583.33	6.35
PHH CORP NTS DTD 02/19/2003 7.125% DUE 03/01/2013 CUSIP: 693320AF0	25,000	25,240.40	111.989	27,997.25	1,781.25	593.75	6.36
PSEG PWR LLC SR NT DTD 10/15/2001 7.75% DUE 04/15/2011 CUSIP: 69362BAF9	25,000	27,186.60	117.702	29,425.50	1,937.50	409.03	6.58
PHILLIPS PETE CO NTS DTD 05/25/2000 8.75% DUE 5/25/2010 CUSIP: 718507BQ8	50,000	61,322.00	124.920	62,460.00	4,375.00	437.50	7.00
POPULAR NORTH AMER INC MEDIUM TERM NTS TRANCHE #TR 00006DTD 10/15/2001 6.125% DUE 10/15/2006 CUSIP: 73318EAF0	30,000	32,991.90	108.698	32,609.40	1,837.50	387.92	5.63

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
PROCTER & GAMBLE CO NT DTD 08/07/2002 4.30% DUE 08/15/2008 CUSIP: 742718BX6	55,000	54,967.55	103.650	57,007.50	2,365.00	893.44	4.15
RESIDENTIAL ACCREDIT LNS INC MTG PASS THRU CTF SER 2000-QS14 CL NB-4 7.75% DUE 12/25/2030 CUSIP: 76110GFH9	9,305.79	9,737.20	99.883	9,294.90	721.20	60.10	7.76
SLM CORP MEDIUM TERM NTS TRANCHE #TR 00007 DTD 12/06/2002 5.375% DUE 01/15/2013 CUSIP: 78442FAG3	50,000	49,964.50	102.613	51,306.50	2,687.50	1,239.24	5.24
SCRIPPS E W CO OHIO NT DTD 07/02/2002 5.75% DUE 07/15/2012 CUSIP: 811054AC9	45,000	44,717.85	106.870	48,091.50	2,587.50	1,193.13	5.38
SPRINT CAP CORP NT DTD 01/25/2001 7.625% DUE 01/30/2011 CUSIP: 852060AJ1	25,000	27,602.00	112.094	28,023.50	1,906.25	799.57	6.80
SPRINT CAP CORP GTD NT DTD 01/15/2002 6.00% DUE 01/15/2007 CUSIP: 852060AM4	30,000	27,862.50	106.805	32,041.50	1,800.00	830.00	5.62
STATE STR CORP SUB NT DTD 06/20/2000 7.65% DUE 06/15/2010 CUSIP: 857477AB9	50,000	59,471.00	119.588	59,794.00	3,825.00	170.00	6.40
SUNTRUST BKS INC DTD 02/15/1996 6.00% DUE 02/15/2026 CUSIP: 867914AH6	40,000	43,424.80	107.167	42,866.80	2,400.00	906.67	5.60

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
TELE COMMUNICATIONS INC DEB DTD 02/03/1992 9.800% DUE 02/01/2012 CUSIP: 879240AN9	35,000	41,028.40	130.445	45,655.75	3,430.00	1,429.17	7.51
TEXTRON FINL CORP NT DTD 06/03/2002 5.875% DUE 06/01/2007 CUSIP: 883199AP6	40,000	39,988.40	108.410	43,364.00	2,350.00	195.83	5.42
TIME WARNER COS INC DEB DTD 08/15/1995 8.180% DUE 08/15/2007 CUSIP: 887315AX7	50,000	53,554.00	115.785	57,892.50	4,090.00	1,545.11	7.06
TOYOTA MTR CR CORP MEDIUM TERM NTS TRANCHE # TR 00348 DTD 12/18/2002 2.80% DUE 01/18/2006 CUSIP: 89233PQM1	35,000	35,000.00	101.810	35,633.50	980.00	443.72	2.75
UNION PAC CORP NT DTD 04/18/2002 6.50% DUE 04/15/2012 CUSIP: 907818CP1	25,000	24,794.00	111.060	27,765.00	1,625.00	343.06	5.85
UNIONBANCAL CORP SR NT DTD 11/30/2001 5.75% DUE 12/01/2006 CUSIP: 908906AB6	40,000	39,605.60	108.018	43,207.20	2,300.00	191.67	5.32
U S BANCORP MEDIUM TERM NTS TRANCHE # TR 00151 DTD 03/10/2003 3.125% DUE 03/15/2008 CUSIP: 91159HGG9	50,000	49,903.00	98.614	49,307.00	1,562.50	460.07	3.17
VIACOM INC SR NT DTD 08/01/2000 7.70% DUE 07/30/2010 CUSIP: 925524AJ9	45,000	48,487.50	119.520	53,784.00	3,465.00	1,453.37	6.44

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
WFS FINL 2002-1 OWNER TR ASSET BKD NT CL A-4A 4.87% DUE 09/20/2009 CUSIP: 92925WAE8	100,000	99,993.07	104.364	104,364.00	4,870.00	148.81	4.67
WACHOVIA CORP NEW SUB NT DTD 06/08/1995 6.80% DUE 06/01/2005 CUSIP: 929771AD5	65,000	68,852.55	106.896	69,482.40	4,420.00	368.33	6.36
WASHINGTON MUT FIN CORP SR NT DTD 06/08/2000 8.25% DUE 06/15/2005 CUSIP: 939333AA8	45,000	49,092.30	109.085	49,088.25	3,712.50	165.00	7.56
WEYERHAEUSER CO NT DTD 09/15/2002 6.75% DUE 03/15/2012 CUSIP: 962166BP8	35,000	35,116.90	109.094	38,182.90	2,362.50	695.63	6.19
TOTAL CORPORATE OBLIGATIONS		5,895,320.97		6,260,403.93	350,727.99	69,329.22	5.60
FOREIGN OBLIGATIONS							
BP CDA FIN CO NT DTD 12/16/2002 3.625% DUE 01/15/2009 CUSIP: 05565UAB5	30,000	29,837.10	99.545	29,863.50	1,087.50	501.46	3.64
BRITISH TELECOMMUNICATIONS P L C NT DTD 12/12/2000 8.375% DUE 12/15/2010 CUSIP: 111021AD3	35,000	42,157.80	121.688	42,590.80	2,931.25	130.28	6.88
DIAGEO PLC NT DTD 11/19/2002 3.50% DUE 11/19/2007 CUSIP: 25243QAB2	25,000	24,947.75	100.862	25,215.50	875.00	102.08	3.47
HANSON AUSTRALIA FDG LTD NT DTD 03/18/2003 5.25% DUE 03/15/2013 CUSIP: 411336AA8	25,000	24,860.00	99.538	24,884.50	1,312.50	386.46	5.27

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31,2003

Contract: UBS

DESCRIPTION	SHARES/ FACE VALUE	ACQUISITION COST	MARKET PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	ACCRUED INCOME	YIELD ON MARKET
POTASH CORP SASKATCHEWAN NT DTD 03/04/2003 4.875% DUE 03/01/2013 CUSIP: 73755LAC1	20,000	19,887.60	97.700	19,540.00	975.00	326.79	4.99
THOMPSON CORP SR UNSECURED NT DTD 08/08/2003 4.25% DUE 08/15/2009 CUSIP: 884903AS4	50,000	49,562.50	100.961	50,480.50	2,125.00	844.10	4.21
UNITED MEXICAN STS MEDIUM TERM NTS TRANCHE # TR 00010 DTD 01/16/2003 6.375% DUE 01/16/2013 CUSIP: 91086QAK4	20,000	20,199.30	103.750	20,750.00	1,275.00	584.38	6.14
UNITED MEXICAN STS MEDIUM TERM NTS TRANCHE # TR 00013DTD 04/11/2003 7.50% DUE 04/08/2033 CUSIP: 91086QAN8	20,000	19,707.20	103.500	20,700.00	1,500.00	345.83	7.25
TOTAL FOREIGN OBLIGATIONS		231,159.25		234,024.80	12,081.25	3,221.38	5.16
TOTAL FIXED INCOME		22,173,972.46		23,034,533.76	1,394,138.96	231,985.09	6.05
CASH		0.00		0.00			
TOTAL ASSETS AND CASH		22,596,916.52		23,457,477.82	1,398,283.81	232,311.12	5.96
ACCRUED INCOME				232,311.12			
TOTAL VALUE (WITH ACCRUED INCOME)				23,689,788.94			

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE G, PART III-NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Schedule II

Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value		Purchase Price	Selling Price	Lease Rental	Expense Incurred in connection with transaction	Cost of asset	12/31/2003 Current Value of asset	Net gain(loss) on each transaction
Advantus Capital Management Inc.	Investment Adviser	All trades below were executed on behalf of the Plan and were prohibited transactions under ERISA because Advantus or its affiliates were on the opposite side of the trade.								
2002		CUSIP 494368AU7	Kimberly Clark, due 08/01/2007, 7.10%, 250,000 par value	$ 270,373	NA	NA	$ 350	$ 270,373	* see below for sell	NA
2003		CUSIP 494368AU7	Kimberly Clark, due 08/01/2007, 7.10%, 250,000 par value	270,373	$ 288,575	NA	0	270,373	NA	$ 18,202
2003		CUSIP 205887AY8	Conagra Foods Inc,, due 09/10/2003, var. rate 150,000 par value	150,000	150,090	NA	0	150,000	NA	90
2003		CUSIP 3136F2YU6	FNMA Note, due 06/27/2005, 2.625% 250,000 par value	249,750	NA	NA	75	249,750	*called 6/2003 at par	NA
2003		CUSIP 31391EEQ0	FNCL #664443 FNMA, due 10/01/2032, 6.00%, 505,474 par value	519,848	528,220	NA	0	519,848	NA	8,372
2003		CUSIP 59549NAB9	MDST Series 6, due 07/01/2035, 7.40%, 298,882 par value	317,981	NA	NA	30	317,981	293,464	NA

Note: As a result of the prohibited transactions listed above, Advantus refunded the Plan $1,047.